FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 18, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles consolidated Financial Statements for the fiscal year 2003.

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.:	+34 915 14 50 00
Fax:	+34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

Auditors’ report on consolidated financial statements

To the Stockholders of

Telefónica Móviles, S.A.:

1.	We have audited the consolidated financial statements of Telefónica Móviles, S.A. and Subsidiaries (“the Telefónica Móviles Group”) comprising the consolidated balance sheet as of December 31, 2003, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2.	As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2003 figures for each item in the consolidated balance sheet and consolidated statements of operations and of changes in financial position, the figures for 2002. Our opinion refers only to the 2003 consolidated financial statements. Our auditors’ report dated February 19, 2003 on the 2002 consolidated financial statements contained an unqualified opinion.

3.	In our opinion, the consolidated financial statements for 2003 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Telefónica Móviles, S.A. and Subsidiaries as of December 31, 2003, and of the results of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

4.	The accompanying consolidated management report for 2003 contains the explanations which the Parent Company’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2003. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any pro forma information or information other than that drawn from the Consolidated Companies’ accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.

Registered in R.O.A.C. under no. S0692

Deloitte & Touche España, S.L. Inscrita en el Registro Mercantil de Madrid, Torno 13.650, folio 188, sección 8, hoja M-54414,	A member firm of
inscripción 41. C.I.F.: B-79104469. Domicilio Social: Raimundo Fernández Villaverde, 65. 28003 Madrid	Deloitte Touche Tohmatsu

TELEFÓNICA MÓVILES, S.A. AND

COMPANIES COMPOSING THE

TELEFÓNICA MÓVILES GROUP

CONSOLIDATED FINANCIAL STATEMENTS FOR 2003

TOGETHER WITH MANAGEMENT REPORT AND

AUDITORS’ REPORT

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21).

In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Móviles, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 2003 AND 2002

	Thousands of Euros
	2003	2002
A S S E T S

FIXED AND OTHER NONCURRENT ASSETS	10,372,308	11,534,961

Start-up expenses (Note 5-a)	360,506	371,840

Intangible assets (Note 5-b)	2,692,699	2,295,227

Research and development expenses	6,324	8,394
Concessions, patents, licenses and other	2,398,912	1,981,335
Rights on leased assets	12,682	7,716
Computer software and other	1,133,980	902,528
Accumulated amortization and allowances	(859,199)	(604,746)

Property, plant and equipment (Note 6)	4,384,354	4,661,729

Land and structures	942,980	804,476
Telephone installations	7,563,497	7,323,497
Furniture, fixtures and other	474,992	473,926
Computer hardware	504,168	479,952
Construction in progress	605,424	349,432
Accumulated depreciation and allowances	(5,706,707)	(4,769,554)

Long-term investments (Note 7)	2,934,749	4,206,165

Investments in associated companies	121,651	1,082,845
Other investments	9,115	6,986
Other long-term investments	551,869	307,887
Loans to Telefónica Group companies (Note 11)	1,203,205	1,673,313
Long-term deferred tax assets (Note 13-a)	1,052,266	1,136,488
Allowances	(3,357)	(1,354)

CONSOLIDATION GOODWILL (Note 8)	1,146,468	1,564,874

DEFERRED CHARGES	21,113	24,816

CURRENT ASSETS	4,124,176	3,107,063

Inventories	154,540	142,015

Inventories	182,506	181,356
Advances	169	1,523
Allowances	(28,135)	(40,864)

Accounts receivable	2,163,174	1,655,022

Trade receivables	1,663,644	1,458,473
Receivable from Telefónica Group companies (Note 11)	409,808	270,561
Sundry accounts receivable	79,798	40,810
Employee receivables	3,452	2,883
Taxes receivable (Note 13-b)	315,078	208,186
Allowance for bad debts	(308,606)	(325,891)

Short-term investments	1,670,074	1,151,308

Loans to Telefónica Group companies (Note 11)	1,334,286	1,070,902
Other loans	335,788	80,406

Cash	61,920	120,546

Accrual accounts	74,468	38,172

TOTAL ASSETS	15,664,065	16,231,714

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these consolidated balance sheets.

Telefónica Móviles, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

	Thousands of Euros
	2003	2002
STOCKHOLDERS’ EQUITY AND LIABILITIES

STOCKHOLDERS’ EQUITY (Note 9)	4,040,435	3,247,583

Capital stock	2,165,275	2,165,275

Additional paid-in capital	154,894	4,619,883

Other reserves of the Parent Company	433,055	(601,630)

Legal reserve	433,055	—
Accumulated losses	—	(601,630)

Reserves at consolidated companies	871,630	1,929,898

Translation differences in consolidation	(1,192,257)	(1,135,122)

Income (Loss) for the year	1,607,838	(3,730,721)

Income (Loss) of the Parent Company and subsidiaries	1,667,367	(7,934,270)
Loss of associated companies (Note 14-d)	(80,656)	(159,480)
Income attributable to minority interests (Note 10)	21,127	4,363,029

MINORITY INTERESTS (Note 10)	74,671	(14,417)

DEFERRED REVENUES	41,119	21,772

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 4-m)	1,149,591	2,116,268

LONG-TERM DEBT	5,410,343	7,291,728
Security issues	69,435	699,469

Long-term nonconvertible bonds and debentures	69,435	—
Other marketable debt securities	—	699,469

Payable to credit institutions (Note 12)	310,033	488,470

Payable to Telefónica Group companies (Note 11)	4,864,423	6,025,877

Other payables	130,641	19,407

Other payables	130,641	19,407

Long-term deferred tax liabilities (Note 13-a)	35,811	58,505

CURRENT LIABILITIES	4,947,906	3,568,780

Security issues	20,594	1,415

Short-term marketable debt securities	20,594	1,415

Payable to credit institutions	553,246	478,068

Loans and other payables (Note 12)	545,145	466,306
Interest payable	8,101	11,762

Payable to Telefónica Group companies (Note 11)	1,473,285	777,007

Trade accounts payable	2,190,514	1,654,191

Accounts payable for purchases and services	2,190,514	1,654,191

Other nontrade payables	595,969	557,412

Taxes payable (Note 13-b)	394,386	362,944
Other nontrade payables	201,583	194,468

Accrual accounts (Note 4-p)	114,298	100,687

TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	15,664,065	16,231,714

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these consolidated balance sheets.

Telefónica Móviles, S.A.

STATEMENTS OF OPERATIONS FOR 2003 AND 2002

	Thousands of Euros
	2003	2002
D E B I T

EXPENSES

Variation in inventories	15,291	45,021

Procurements	2,592,541	2,383,980

Purchases	1,290,495	1,140,145
Purchases from Telefónica Group companies (Note 11)	23,397	25,957
Work performed by other companies	1,058,334	1,019,215
Work performed by Telefónica Group companies (Note 11)	196,236	198,663
Other procurements	24,079	—

Personnel expenses (Note 14-b)	485,993	539,231

Depreciation and amortization expense	1,420,648	1,297,926

Property, plant and equipment (Note 6)	1,060,331	978,027
Intangible assets (Note 5)	307,961	245,248
Deferred charges	52,356	74,651

Variation in operating allowances	99,274	127,756

Variation for allowances for bad debts and for inventories	99,274	127,756

Other operating expenses	2,581,995	2,389,903

Outside services	1,896,019	1,760,716
Outside services provided by Telefónica Group companies (Note 11)	515,577	526,848
Taxes other than income tax	170,399	102,339

OPERATING INCOME	3,042,236	2,411,397

Financial expenses on debts to Telefónica Group companies (Note 11)	323,545	302,632
Other interest on debts and similar expenses	318,660	112,731
Exchange losses	646,269	480,331

FINANCIAL INCOME	—	—

Share in losses of companies accounted for by the equity method (Note 14-d)	80,656	159,480
Amortization of consolidation goodwill (Note 8-b)	101,703	87,096

INCOME FROM ORDINARY ACTIVITIES	2,481,740	1,854,227

Variation in fixed asset and control portfolio allowances	14,528	519
Losses on intangible assets (Note 1)	6,931	9,294,033
Losses on property, plant and equipment (Note 1)	5,701	89,586
Extraordinary expenses and losses (Notes 1 and 14-e)	32,496	2,778,842

EXTRAORDINARY INCOME	—	—

INCOME BEFORE TAXES	2,477,204	—

Corporate income tax (Note 13-c)	890,493	(2,131,899)

INCOME FOR THE YEAR	1,586,711	—

Income attributed to minority interests (Note 10)	35,930	39,306

INCOME FOR THE YEAR	1,607,838	—

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these consolidated statements of operations.

Telefónica Móviles, S.A.

STATEMENTS OF OPERATIONS FOR 2003 AND 2002

	Thousands of Euros
	2003	2002
C R E D I T

REVENUES

Net sales to Telefónica Group companies (Note 11)	1,461,320	1,387,755
Net sales and services (Note 14-a)	8,608,964	7,673,302

Capitalized expenses of in-house work on fixed assets	90,140	74,461

Other operating revenues	77,554	59,696

Non-core and other current operating revenues from Telefónica Group companies (Note 11)	9,887	7,904
Non-core and other current operating revenues	41,332	37,795
Overprovision for contingencies and expenses	26,335	13,997

OPERATING LOSS	—	—

Revenues from other securities and loans	163,992	121,614

Telefónica Group companies (Note 11)	68,949	84,449
Other companies	95,043	37,165

Exchange gains	746,345	463,486

FINANCIAL LOSS	378,137	310,594

LOSS ON ORDINARY ACTIVITIES	—	—

Gains on fixed asset disposals	3,136	1,955
Gains on disposals of investments in consolidated companies (Note 2-c)	14,081	0
Capital subsidies	348	348
Extraordinary revenues (Note 14-e)	37,555	80,801

EXTRAORDINARY LOSS	4,536	12,079,876

LOSS BEFORE TAXES	—	10,225,649

LOSS FOR THE YEAR	—	8,093,750

Loss attributed to minority interests (Note 10)	57,057	4,402,335

NET LOSS FOR THE YEAR	—	3,730,721

The accompanying Notes 1 to 21 and Exhibit I are an integral part of these consolidated statements of operations.

Telefónica Móviles, S.A.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21).

In the event of a discrepancy, the Spanish-language version prevails

TELEFÓNICA MÓVILES S.A. AND COMPANIES COMPOSING

THE TELEFÓNICA MÓVILES GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR 2003

1) INTRODUCTION AND GENERAL INFORMATION

On January 12, 2000, the Board of Directors of Telefónica, S.A. resolved to incorporate a company to group together all the Telefónica Group’s wireless communications businesses in the world, which were located in Europe, Latin America and the Maghreb. Pursuant to this resolution, Telefónica Móviles, S.A., with registered office at Goya, 24, Madrid (Spain), was incorporated on February 14, 2000.

Telefónica Móviles, S.A. (“the Company”, “the Parent Company” or “Telefónica Móviles”) and its subsidiaries and investees make up an integrated group of companies (“the Telefónica Móviles Group”, “the Móviles Group” or “the Group”) operating mainly in the telecommunications industry.

The corporate purpose of Telefónica Móviles, per Article 2 of its bylaws, is the performance of all manner of business activities in the field of telecommunications and value added services in the broadest sense. All the business activities that constitute the corporate purpose may be performed either directly by the Company or through ownership interests in companies with an identical or similar corporate purpose.

On October 26, 2000, the Stockholders’ Meeting of Telefónica Móviles resolved to launch an initial public offering (IPO) through a capital increase. In November 2000 Telefónica Móviles, S.A. applied for the admission of its shares to listing on the New York Stock Exchange (NYSE), instrumented in American Depositary Shares (ADS), and on the Madrid, Valencia, Barcelona and Bilbao Stock Exchanges, and for the inclusion of its shares in the Spanish computerized trading system (continuous market). All the shares offered were subscribed in the initial public offering.

The Company’s main asset consists of holdings in various telecommunications operators in various countries. The companies composing the Group as of December 31, 2003, and Telefónica Móviles, S.A.’s direct, indirect and total percentages of ownership in each of them are detailed in Exhibit I to these Notes. The main holdings are as follows:

•	Telefónica Móviles España, S.A.: the company responsible for the management and operation of wireless communications in Spain.

•	Telefónica Móviles Interacciona, S.A.: a Spanish company incorporated on June 21, 2000 (under the name of Terra Mobile, S.A.), whose corporate purpose is to operate content and services through wireless networks using WAP technology or any other technology that may be developed in the future.

Telefónica Móviles, S.A.

•	Mobipay International, S.A.: a company incorporated on December 21, 2000, whose main corporate purpose is the provision of wireless telephony payment services worldwide, excluding Spain.

•	Mobipay España, S.A.: a company incorporated on July 10, 2001, whose main corporate purpose is the provision of wireless telephony payment services in Spain.

•	Telefónica Comunicaciones Personales, S.A.: a company which provides wireless communications services in Argentina.

•	Telefónica Móviles, S.A.C.: a company which provides wireless communications services in Peru.

•	Telefónica Móviles de El Salvador, S.A. de C.V.: a company which provides wireless communications and international long-distance services in El Salvador.

•	Telefónica Centroamérica Guatemala, S.A.: a company which provides wireless and wireline communications services and radio-paging services in Guatemala.

•	Medi Telecom, S.A.: a company which provides wireless communications services in Morocco since March 2000.

•	Telefónica Móviles Soluciones y Aplicaciones, S.A.: a Chilean company incorporated on July 1, 2002, which engages mainly in the development of commercial software and the provision of counseling services for the Telefónica Móviles Group communications and Internet companies.

•	Brasilcel, N.V.: a company to which the holdings owned by Telefónica Móviles, S.A. and the Portugal Telecom Group in wireless telephony companies in Brazil (see Note 2-c) were contributed on December 27, 2002, thereby making it Brazil’s largest wireless operator. This joint venture, which is 50% owned and managed by each of the two groups, comprises the following wireless communications operators:

•	Tele Sudeste Celular Participações, S.A.: a Brazilian company which provides wireless communications services in the states of Rio de Janeiro and Espirito Santo through its operators Telerj Celular, S.A. and Telest Celular, S.A., respectively.

•	Tele Leste Celular Participações, S.A.: a Brazilian company which provides wireless communications services in the states of Bahía and Sergipe through its operators Telebahia Celular, S.A. and Telergipe Celular, S.A., respectively

•	Celular CRT Participações, S.A.: a Brazilian company which provides wireless communications services in the state of Rio Grande do Sul through its operator Celular CRT, S.A.

•	Telesp Celular Participações, S.A.: a Brazilian company which provides wireless communications services in the states of São Paulo (through its operator Telesp Celular, S.A.) and Paraná and Santa Catarina (through its operator Global Telecom, S.A.).

Telefónica Móviles, S.A.

•	Tele Centro Oeste Celular Participações, S.A.: A Brazilian company, subsidiary of Telesp Celular Participações, S.A., acquired on April 25, 2003 (see Note 2-c), which provides wireless communications services in the Central-Western region (formed by the States of Brasilia, Goias, Etocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre) and in the Amazonas region (in the states of Amapá, Amazonas, Maranhao, Pará and Roraima).

•	Telefónica Móviles México, S.A. de C.V.: a Mexican company to which all the shares of the Telefónica Móviles Group and the Pegaso Group in Mexican wireless operators (see Note 2-c) were contributed on September 10, 2002. This company, which is 92% owned by Telefónica Móviles, manages the following wireless communications operators:

•	Pegaso Telecomunicaciones, S.A. de C.V.: a Mexican holding company which provides telecommunications services through the operator Pegaso Comunicaciones y Sistemas, S.A. de C.V. This company, which has a license to operate in all the regions of the Mexican Republic, was acquired on September 10, 2002

•	Grupo Corporativo del Norte, S.A. de C.V.: a Mexican holding company which provides cellular telephony services through the operator Celular de Telefonía, S.A. de C.V. (Cedetel) in the states of Nuevo León, Tamaulipas and part of the state of Coahuila.

•	Corporación Integral de Comunicación, S.A. de C.V.: a Mexican holding company which provides cellular telephony services through the operator Telefonía Celular del Norte, S.A. de C.V. (Norcel) in the states of Chihuahua, Durango and part of the state of Coahuila.

•	Baja Celular Mexicana, S.A. de C.V.: a Mexican holding company which provides cellular telephony services in the states of Baja California Norte, Baja California Sur and in the municipality of San Luis del Río Colorado in Sonora.

•	Movitel del Noroeste, S.A. de C.V.: a Mexican company, subsidiary of Baja Celular Mexicana, S.A. de C.V., which provides cellular telephony services in the States of Sinaloa and Sonora, excluding the San Luis del Río Colorado municipality.

Telefónica Móviles, S.A.

Companies providing telecommunications services are subject to specific regulatory frameworks, which sometimes set the rates for certain services. Also, some of these companies have commitments to the regulatory bodies whereby they are obliged, for a certain time period, to comply with certain installation rates and service quality standards. As of December 31, 2003, all the companies had complied with these commitments.

In 2000 and 2001 certain Telefónica Móviles Group companies obtained third-generation wireless telephony (UMTS) licenses in Spain, Germany, Italy, Austria and Switzerland.

In 2002, in view of the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of European markets by already-established operators, Telefónica Móviles reviewed the assumptions underlying the business plans of its investees in Germany, Italy, Austria and Switzerland, reconsidering its short- and medium-term strategies in these countries, and decided (i) to put on hold its second generation commercial activities in Germany and (ii) requested independent experts to assess the business plans of the aforementioned UMTS operators.

Based on the assessments obtained, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided in 2002 to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland. Regarding the investment in Italy, Telefónica Móviles estimated the value of the UMTS license of Ipse 2000, S.p.A. at €300 million (risk exposure of €136 million for the Móviles Group), since the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. It should be noted that license awardees which were not operating formerly in Italy received 5 mHz of additional spectrum for €827 million and could avail themselves of a deferred payment arrangement. Ipse 2000, S.p.A. has requested the return of this additional spectrum and the modification of the related payment. The latter amount was included in the value of the license prior to the write-down for accounting purposes. As of December 31, 2003, there was no change in the situation described before with respect to Germany, Switzerland and Italy.

Telefónica Móviles, S.A.

The detail, by caption and country, of the effect of the write-downs and restructuring expenses arising from the Group’s decisions on the 2002 consolidated statement of operations and consolidated balance sheet of Telefónica Móviles is as follows:

(Thousands of Euros)		Allocated to:
Statement of Operations	Total Móviles Group	Germany	Italy	Austria	Switzerland
Share in losses of companies accounted for by the equity method (1)	(34,386)	—	(34,386)	—	—
Losses on intangible assets (2)	(9,285,381)	(9,118,935)	—	(129,220)	(37,226)
Losses on property, plant and equipment (3)	(81,179)	(57,843)	—	(5,075)	(18,261)
Extraordinary expenses (net) due to halting of UMTS operations (4)	(2,563,469)	(829,427)	(1,699,931)	(9,979)	(24,132)

Loss before taxes	(11,964,415)	(10,006,205)	(1,734,317)	(144,274)	(79,619)

Corporate income tax (5)	2,716,511	—	—	—	—
Loss attributed to minority interests (6)	4,198,050	—	—	—	—

Loss for the year	(5,049,854)	—	—	—	—

(1)	Relating mainly to the labor force restructuring and contract termination expenses recognized by Ipse 2000, S.p.A. (a company accounted for by the equity method) in its financial statements as of December 31, 2002.
(2)	Relating mainly to the write-down of third-generation licenses at the fully consolidated companies.
(3)	Relating to the property, plant and equipment retirements at the fully consolidated companies and including most notably the losses recognized by the German subsidiary Group 3G UMTS Holding GmbH arising from the halting of its GSM / GPRS commercial activity.
(4)	Relating mainly to expenses arising from labor force restructuring (€37.1 million); termination of contracts (€206.3 million); write-down of preopening expenses (€100.9 million), and long-term investments (€112.4 million); and the absorption of losses of minority interests (€382.4 million – see Note 10). In the case of the Italian investee Ipse 2000, S.p.A., this caption includes the provision for the value adjustment made to the investment in this company.

As indicated in Note 4-m, the Company transferred €968,808 thousand of provisions for contingencies and expenses to reflect the lower value of companies accounted for by the equity method, since Ipse 2000, S.p.A. had partially included in its statutory accounts the adjusted values of its assets. The application of this provision had no impact on the 2003 statement of operations.

(5)	Relating to the tax assets arising from the decline in value (tax-deductible investment valuation provision) of the European subsidiaries awarded the third-generation wireless telephony licenses.
(6)	Relating to the losses attributable to minority interests in the German company Group 3G UMTS Holding GmbH.

The assets retired as a result of the aforementioned write-downs amounted to €9,586 million.

It should be noted that, although Telefónica Móviles, S.A. reported losses in 2002, these losses did not give rise to an additional cash disbursement (except for the expenses relating to termination of contracts and labor force restructuring) and reduced the financial risk exposure in these markets while maximizing the generation of cash flows for the Group at short term arising from the reduction of the investments.

On December 23, 2003, Telefónica Móviles España, S.A. sold its investment in 3G Mobile Telecomunications GmbH (holder of the UMTS license in Austria) for €13,650 thousand (see Note 2-c). Telefónica Móviles continues to do its utmost to obtain value from the aforementioned UMTS investments.

Telefónica Móviles, S.A.

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view

These consolidated financial statements of the Telefónica Móviles Group were prepared from the accounting records of Telefónica Móviles, S.A. and of each of the companies which compose the Telefónica Móviles Group. All the accounting regulations in force were applied, and, accordingly, the consolidated financial statements give a true and fair view of the net worth, financial position, results of operation and funds obtained and applied in 2003 and 2002.

These consolidated financial statements as of December 31, 2003, which were prepared by the Company´s directors, will be submitted for approval by the Stockholders’ Meeting, and it is considered that they will be approved without any changes.

The figures shown in the documents composing these consolidated financial statements are expressed in thousands of euros, unless indicated otherwise .

b) Accounting policies

The items in the consolidated financial statements were valued in accordance with the generally accepted accounting principles in force. At the companies where accounting methods that differ from those of the Group were applied, the related adjustments were made in consolidation for uniform presentation purposes

Consolidation was performed by applying the consolidation methods and procedures contained in the accounting regulations in force:

•	The companies over which effective control is exercised were fully consolidated.

•	The companies which are managed jointly with third parties were proportionally consolidated.

•	The companies in which there is significant influence over their management but not effective control or joint management with third parties are accounted for by the equity method.

The investees which are either not included in the foregoing points or which, although included, do not have a material impact on consolidation, are carried at cost net of the necessary allowances to reflect their market value if this is lower than cost.

All the accounts receivable and payable, purchases, sales and gains or losses on transactions between fully consolidated companies were eliminated in consolidation.

The accounts payable and receivable, purchases and sales and the gains or losses on transactions between proportionally integrated companies were eliminated in consolidation in proportion to the Group companies’ share in the capital of the companies managed jointly.

In accordance with standard practice in Spain, the consolidated financial statements do not include the tax effect, if any, of transferring the reserves and retained earnings of the consolidated subsidiaries to the Parent Company’s accounts, since it is considered either that such reserves and earnings will not be distributed or that those distributed will not give rise to a material additional tax cost.

Telefónica Móviles, S.A.

The equity of the minority interests in the net worth and result for the year is recorded under the “Minority Interests” and “Income/Loss Attributed to Minority Interests” captions, respectively in the accompanying consolidated financial statements.

The consolidated statements of operations include the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company in question was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company in question was formed through year-end.

c) Comparative information and changes in the consolidated Group

Except for the accounting effect of the decisions adopted in 2002 with regard to the operations of the European subsidiaries described in Note 1, there were no significant events preventing comparison of the amounts relating to the reporting year with those of the preceding year.

The scope of consolidation of the Telefónica Móviles Group has existed since February 14, 2000, the date of incorporation of the parent company, through the incorporation or acquisition of companies and the contribution, by the majority stockholders, of holdings in companies providing wireless communications services which have historically belonged to other Telefónica Group companies.

The main changes in the consolidated Group in 2003 and 2002 were as follows:

2003

On April 25, 2003, Telesp Celular Participações, S.A. (TCP), 65.12% owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the ordinary shares bearing voting rights of the Brazilian company Tele Centro Oeste Celular Participações, S.A (TCO), representing 20.37% of its total capital stock, for 1,505.5 million Brazilian reais.

In October 2003 TCP, availing itself of Brazilian legislation, presented a tender offer for the purchase of TCO’s remaining ordinary shares bearing voting rights, which were held by minority shareholders. As a result of this offer, the acceptance period for which ended on November 18, 2003, TCP acquired 74.23% of the shares targeted by the offer which, together with the shares it already owned, gave it ownership of a total of 86.58% of TCO’s ordinary shares (90.73% if the TCO-owned shares of treasury stock are excluded), representing 28.87% of the total capital stock (29.31% excluding the shares of treasury stock). The amount paid for this additional holding was 538.8 million Brazilian reais.

Although TCP had declared its intention of exchanging (or including) TCO shares and thus becoming its sole shareholder, this exchange was cancelled on January 12, 2004, following the decision issued by the Brazilian Securities Market Commission (CVM) which, in the opinion of the Boards of Directors of TCP and TCO, advised against carrying out the aforementioned proposal.

On June 12, 2003, Telefónica Móviles acquired 20% of Terra Mobile, S.A., thus obtaining ownership of all its shares of capital stock. The price agreed on was €1.

Telefónica Móviles, S.A.

On June 24, 2003, Telefónica Móviles, sole shareholder of Terra Mobile, S.A., resolved to merge Termespa, S.A. into Terra Mobile, S.A., with the dissolution without liquidation of Termespa, S.A. and the universal transfer en bloc of the assets of the absorbed company to the absorbing company, which would acquire by way of universal succession the former’s rights and obligations. The business name of Terra Mobile, S.A. was also changed to “Telefónica Móviles Interacciona, S.A.”

On June 27, 2003, Telefónica Móviles sold its holding in Telefónica Mobile Solutions S.A. to Telefónica Sistemas, S.A. for €1,129 thousand, the company’s book value at the sale date.

On July 29, 2003, Medi Telecom, S.A. carried out a capital increase in which Telefónica Móviles España paid in €21,234 thousand and, since all the shareholders did not contribute to the capital increase, it increased its holding to 32.18%.

In September 2003, the convertible promissory notes representing the investment of Telefónica Internacional, S.A. in the Puerto Rican operator Newcomm Wireless Services, Inc. were transferred to the Móviles Group. These convertible promissory notes amounting to US$ 60,945 thousand and recorded under the “Other Long-Term Investments” caption, will entitle the Móviles Group, once it receives the respective authorizations from the regulatory bodies, to acquire 49.9% of the capital stock. Also, the Móviles Group is entitled to purchase an additional 0.2% of the capital stock, with which it will acquire control over the Puerto Rican operator.

On December 15, 2003, Telefónica Móviles sold all the shares of its wholly-owned investee Telefónica Móviles Interacciona to Telefónica Móviles España for €1; also on this date, all the loans granted to Telefónica Móviles Interacciona (and accrued interest receivable) were transferred to Telefónica Móviles España. This transaction had no impact for accounting purposes on the consolidated financial statements.

On December 23, 2003, Telefónica Móviles España and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) reached an agreement whereby the latter would acquire all the shares in 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefónica Móviles España and holder of a third-generation wireless telephony license (UMTS). This company was sold for €13,650 thousand (see Note 1), giving rise to a gain of €13,572 thousand.

2002

On January 10, 2002, Telefónica Móviles acquired one-third of the shares of each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. (except for the holdings in Telefónica de Centroamérica Guatemala, S.A. – one share - and Tele-Escucha, S.A. - two shares -, which it acquired in full). The cost of the acquisition was €57,337 thousand.

Also, on July 22, 2002, Telefónica Móviles carried out the capital increase agreed upon by the Stockholders’ Meeting on April 4, 2002, for a total amount (par value plus additional paid-in capital) of €27,658 thousand (see Note 9-a). Mesotel subscribed and paid these new shares in full through the contribution of the shares of the following companies still held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Following this capital increase, Telefónica Móviles, S.A. owned all the shares of each of these companies.

Telefónica Móviles, S.A.

On March 5, 2002, Telefónica Móviles sold 2% of its holding in Mobipay International, S.A., thereby reducing its investment in this company to 36%.

On May 24, 2002, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon by the Stockholders’ Meeting on June 1, 2001, for a total (par value plus additional paid-in capital) of €113,196 thousand (see Note 9-a). Telefónica, S.A. subscribed and paid these new shares in full through the contribution of shares of the Brazilian company Iberoleste Participações, S.A., which owns a holding in Tele Leste Celular Participações, S.A. Following this capital increase, Tele Leste Celular Paticipações, S.A. was fully consolidated in the consolidated financial statements.

On May 29, 2002, Telefónica Móviles carried out another of the capital increases agreed upon by the Stockholders’ Meeting on June 1, 2001, for a total amount (par value plus additional paid-in capital) of €103,565 thousand (see Note 9-a). Telefónica, S.A. paid these new shares in full through the contribution of shares of the Brazilian companies TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A.

The value for tax purposes used in these two capital increases, which were performed on May 24 and 29, 2002, was approximately €227,955 thousand. Following the aforementioned capital increases, Telefónica Móviles, S.A.’s direct and indirect investments in these companies were as follows: 73.27% in TBS Celular Participações, S.A., 27.71% in Tele Leste Celular Participações, S.A., 83.56% in Tele Sudeste Celular Participações, S.A., 89.50% in Sudestecel Participações, S.A. and 100% in Iberoleste Participações, S.A.

On September 10, 2002, having obtained authorization from the related Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Mexico) for €92,870 thousand. Subsequently, in order to strengthen its net worth position, Pegaso Telecomunicaciones, S.A. de C.V. carried out a capital increase in which Telefónica Móviles, S.A. paid €211,454 thousand corresponding to its 65.23% holding.

The agreements entered into with the Pegaso Group envisaged the integration of the holdings in the northern Mexican companies and in Pegaso Telecomunicaciones, S.A. de C.V. into a single company of which the two groups would be stockholders. This transaction was implemented on September 10, 2002 through the sale of the holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, giving Telefónica Móviles a nationwide presence in Mexico. Telefónica Móviles has a holding of 92% in this new Mexican company with a book value of €995.6 million.

On October 17, 2002, pursuant to the resolutions adopted in April 2001, Telefónica Móviles, S.A. acquired from Telefónica, S.A. a 0.63% holding in Celular CRT Participações, S.A. for a total of €11,544 thousand, bringing its direct and indirect investment in this company to 40.90%.

On October 17, 2002, Telefónica Móviles, S.A. acquired a 14.68% holding in Telesp Celular Participações, S.A. from Portugal Telecom SGPS, S.A. for €200,306 thousand.

Telefónica Móviles, S.A.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V. (see Note 18), 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil:

Companies Contributed	% Contributed
	Telefónica Móviles	PT Móveis	TOTAL
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%

Tele Leste Celular Participações, S.A.	27.70%	—	27.70%

Tele Sudeste Celular Participações, S.A.	83.56%	—	83.56%

Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made on December 27, 2002.

d) Devaluation in Argentina

In view of its international presence, the Telefónica Móviles Group, like other corporations, has been affected by the economic situation in Argentina. As of December 31, 2003 and 2002, the Telefónica Móviles Group’s exposure at the various Argentine companies amounted to €116,048 thousand and €121,731 thousand, respectively, including the asset value assignable to those holdings and the internal financing provided.

At 2003 and 2002 year-end, with a stabilized foreign exchange market, the exchange rates applied were €1 at 3.7006 and 3.5341 pesos, respectively (US$ 1 at 2.93 and 3.37 pesos, respectively). These exchange rates were applied to include the Argentine subsidiaries’ assets in the consolidated financial statements and to evaluate the status of these assets regarding creditworthiness, investment valuation, viability evaluation, etc.

In accordance with the foregoing, these consolidated financial statements reflect a positive impact on 2003 consolidated earnings of €5,699 thousand (negative amount of €36,751 thousand in 2002) and a positive impact under the “Translation Differences in Consolidation” caption of €86,632 thousand in 2003 (negative amount of €138,853 thousand in 2002).

The business plans prepared by the Company envisage the obtainment of sufficient income by the investee to guarantee the recovery of the Telefónica Móviles Group’s net investment in Argentina.

3) PROPOSED DISTRIBUTION OF INCOME OF THE PARENT COMPANY

The Board of Directors will propose for approval by the Stockholders’ Meeting the following distribution of income:

Thousands of Euros
Income for the year	1,266,686
Distribution to:
Dividends	795,955
Voluntary reserve	470,731

Telefónica Móviles, S.A.

4) VALUATION STANDARDS

The main valuation methods used in the preparation of the consolidated financial statements were as follows:

a) Consolidation goodwill

The amount paid for the acquisition of significant investments in excess of the underlying book value of such investments at the acquisition date and not directly allocable to the companies’ assets is recorded as consolidation goodwill. The amounts allocable to the acquired company’s assets will be assigned to the related assets and liabilities after the respective valuation, up to the limit of their market value.

Goodwill is amortized during the period in which it contributes to the obtainment of revenues by the companies for which the goodwill was recorded. The maximum goodwill amortization period is 20 years.

b) Translation of the financial statements of foreign companies included in consolidation

The financial statements of the companies located abroad were expressed in euros, the assets and liabilities were translated to euros at the year-end exchange rates; capital stock, reserves and first-time consolidation differences at the historical exchange rates; and revenues and expenses at the average exchange rates for the year. The difference arising between translating the related items by the aforementioned methods and translating at the year-end exchange rates is reflected under the “Translation Differences” caption in the accompanying consolidated balance sheets (see Note 9-c).

The companies which use accounting methods with adjustments for inflation apply the accounting standards in force in the respective countries, which involve valuing monetary assets and liabilities at their face value and adjusting the historical cost of nonmonetary assets and liabilities by the inflation between the date on which the related item was first recorded by the company and year-end. Accordingly, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the “Exchange Losses” or “Exchange Gains” captions. The figures thus adjusted are translated to U.S. dollars at the year-end exchange rates and the subsequent translation to euros is made using the translation method described in the previous paragraph.

Telefónica Móviles, S.A.

c) Start-up expenses

Start-up expenses, which comprise incorporation, capital increase and preopening expenses, are recorded at cost and are amortized on a straight-line basis over five years from the commencement of the related activities.

d) Intangible assets

This caption in the accompanying consolidated balance sheets includes the following items:

Concessions, patents, licenses and other

This caption includes mainly the following items:

•	The amount allocable to the licenses to operate the wireless communications services of the companies awarded to the Telefónica Group in the privatization of Telebrás in Brazil. This amount was recorded at the time of acquisition of these companies, since the market value of these assets exceeded the value recorded in the acquired companies’ balance sheets. As of December 31, 2003, the net balance of these licenses was €989,021 thousand. The licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

•	The amount allocable to the licenses to operate nationwide wireless communications services in Mexico. This amount was reclassified from the “Consolidation Goodwill” caption on completion of the respective valuations. As of December 31, 2003, the net balance of these licenses was €504,651 thousand. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

•	The DCS 1800 MHz license is recorded for the amounts paid to the Spanish public authorities plus the amounts paid for the cost of the clean-up of the radio spectrum that is necessary for the implementation and development of these licenses. The DCS 1800 MHz license is being amortized over 25 years (the concession period) based on the estimated capacity to generate revenues in each period.

•	Licenses for the provision of Personal Communications Services (PCS) in Argentina. These licenses are being amortized over 20 years, based on the estimated capacity to generate revenues in each period.

•	UMTS licenses obtained in Spain, Germany and Switzerland. In the case of Spain, due to the unavailability of technology and to the revenue and expense matching principle, commencement of the amortization of these licenses will coincide with the commencement of commercial operation and the amortization will be taken over the term thereof. The amortization method used will be based on the estimated capacity to generate revenues in each period. As mentioned in Note 1, the initial acquisition cost of the investments in the other countries was written down for accounting purposes in 2002, to reflect the current estimate of the realizable value of these businesses.

Computer software and other intangible assets are amortized on a straight-line basis over three to five years.

e) Property, plant and equipment

Property,	plant and equipment are carried at the lower of cost or market.

Telefónica Móviles, S.A.

Cost includes external costs plus internal costs comprising warehouse materials used and direct labor used in installation work. The latter item is recorded under the “Capitalized Expenses of In-House Work on Fixed Assets” caption in the accompanying consolidated statements of operations.

The costs of expansion, modernization and improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its property, plant and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

Assets	Years of Estimated Useful Life
Structures	5-15

Telephone installations	5-10

Computer hardware	3-5

Furniture, fixtures and other	2-10

f) Long-term investments

The investments which are not fully or proportionally consolidated or accounted for by the equity method in the consolidated financial statements are recorded at cost net of the required investment valuation allowances if cost is higher than market value.

g) Short-term investments

Short-term investments are valued at face value plus the accrued interest receivable at year-end.

h) Inventories

Warehouse installation materials and consumables and spare parts are valued at the lower of weighted average cost or market.

i) Accounts receivable and payable

Long- and short-term receivables and payables are recorded in the consolidated balance sheet at face value. The interest included in the face value of receivables and payables maturing at over 12 months is recorded under the “Deferred Revenues” or “Deferred Charges” captions in the consolidated balance sheet, respectively, and credited or charged, as appropriate, to period income by the interest method.

The related allowance for bad debts is recorded based on the age of the debt and the debtor’s creditworthiness.

j) Corporate income tax

The accrued corporate income tax expense of the Group companies is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that do not reverse in subsequent periods.

Telefónica Móviles, S.A.

Tax assets relating to tax loss carryforwards not yet offset and deferred tax assets are recorded when their future recovery is reasonably assured. Deferred tax assets which will foreseeably be reversed over a period exceeding 10 years are not recognized, except if there are deferred tax liabilities for the same or higher amount and their reversal period is the same as that of the deferred tax assets.

Deferrable investment tax credits are recorded under the “Deferred Revenues” caption.

The Spanish companies in which Telefónica, S.A. had a direct or indirect holding of at least 75% in 2003 and 2002 are taxed under Spanish corporate income tax under the consolidation tax regime. Telefónica Móviles, S.A. and the Spanish subsidiaries which meet this requirement file consolidated tax returns as part of the Telefónica, S.A. consolidated tax group.

k) Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency accounts payable and receivable to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The resulting positive net differences in each group of currencies are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet, unless they have been charged to income in prior years or, in the current year, to the “Exchange Losses” account. In the latter case, the positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year. Negative differences are charged directly to income.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are settled early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

The exchange differences arising from foreign currency transactions to specifically finance investments in investees which hedge the exchange rate risk on these investments are included under the “Translation Differences” caption in the accompanying consolidated balance sheets.

These transactions are deemed to be hedging transactions when the foreign currency in which the financing is denominated is either the same as or is correlated with the functional currency of the investee’s country and of the cash flows generated by the investment, and the expected flows of dividends and management fees are sufficient to ensure full repayment of the loans concerned throughout their term. Consequently, to ensure consistency in the treatment of the exchange differences on the subsidiaries’ assets and on the liabilities financing such transactions, and to enable the appropriate matching of revenues and expenses, the exchange differences on these loans were allocated, in accordance with international accounting standards, to the “Translation Differences” caption.

Telefónica Móviles, S.A.

l) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Various companies of the Móviles Group carry out sales promotions based on the obtainment of points by subscribers for telephone usage. These points can be exchanged for discounts on purchases of handsets, for usage or other services, based on the number of points obtained and the type of contract entered into with the companies. The consolidated balance sheets include the related accounting provision based on the estimated value on of the accumulated points at those dates.

m) Provisions for contingencies and expenses

The balance of this caption includes the estimated amount required for probable or certain third-party liability arising from litigation in progress or from outstanding indemnity payments or obligations to be borne by the Company. As of December 31, 2002, €2,116,628 thousand had been recorded in this connection. As described in Note 1, in 2002 €1,699,931 thousand of this amount related to the provision recorded for the decline in value of the investment in Ipse 2000, S.p.A. and the provision for the absorption of losses of minority stockholders of Group 3G UMTS Holding GmbH (see Note 10). In 2003, Telefónica Móviles transferred €968,808 thousand of the provisions for contingencies and expenses to reflect a lower balance accounted for by the equity method, since Ipse 2000 had recorded in its statutory accounts the partially readjusted value of its assets (see Note 7).

Also, this caption includes the provisions recorded by the companies for severance pay based on employees’ years of service, in accordance with the legislation applicable in each country or with the contractual agreements entered into, and the provisions recorded for probable third-party liability.

n) Derivative products

Derivatives transactions arranged by the Group whose purpose and effect is to eliminate or significantly reduce currency, interest rate or market risks on asset and liability positions or other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are accrued and taken to the income statement symmetrically to the gains or losses on the hedged asset (see Note 17).

Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the related provision is recorded with a charge to the consolidated statement of operations as soon as losses are anticipated; gains are recorded when finally settled.

o) Pension plan

Telefónica Móviles, S.A. and its Spanish subsidiaries have arranged a pension plan pursuant to Pension Plans and Funds Law 8/1987, with the following features:

•	Contribution of between 4.51% and 6.87% of the participants’ regulatory salary.

•	Obligatory contribution for participants of a minimum of 2.2% of their salary.

•	Individual financial capitalization system.

Telefónica Móviles, S.A.

The plan is assigned to “FONDITEL B, FONDO DE PENSIONES”, managed by the Telefónica Group company Fonditel Entidad Gestora de Fondos de Pensiones, S.A (“Fonditel”). The amount of the contributions made by the Group in 2003 and 2002 totaled €6,630 thousand and €6,596 thousand, respectively, and these amounts are included under the “Personnel Expenses” caption in the accompanying consolidated statements of operations.

The Brazilian companies have arranged a defined-contribution Pension Plan which includes most of these companies’ serving employees. The companies contribute the same amount as that contributed by the participants which varies, depending on the company and the percentage selected by the participant, but does not exceed 9% of the participant’s salary.

p) Liability accrual accounts

Under this caption the Group companies record mainly the amount of purchases made by subscribers to the prepaid service for recharging or acquiring cards which, at year-end, has not yet accrued or been recorded as a revenue because the subscribers to this service have not used up the full balance of their cards.

5) START-UP EXPENSES AND INTANGIBLE ASSETS

a) Start-up expenses

Start-up expenses comprise incorporation, capital increase and preopening expenses. Preopening expenses relate mainly to direct costs incurred in the launch of various GSM digital telephony services, and expenses relating to third-generation wireless telephony (UMTS) services yet to be marketed in Spain. The expenses are recorded at cost and amortized on a straight-line basis over five years from the date of commencement of the related activities.

The detail of the balances of the start-up expenses and of the variations therein in 2002 and 2003 is as follows:

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Additions	Amortization	Transfers	Translation Difference	Balance at 12/31/02
Incorporation and preopening Expenses	316,175	33,207	(10,815)	(69,209)	3,333	458	273,149
Capital increase expenses	136,814	—	226	(38,349)	—	—	98,691

Total	452,989	33,207	(10,589)	(107,558)	3,333	458	371,840

	Thousands of Euros
	Balance at 12/3102	Inclusion of Companies	Additions	Amortization	Transfers	Translation Difference	Balance at 12/31/03
Incorporation and preopening Expenses	273,149	4,112	47,163	(32,563)	1,717	484	294,062
Capital increase expenses	98,691	—	478	(32,725)	—	—	66,444

Total	371,840	4,112	47,641	(65,288)	1,717	484	360,506

Telefónica Móviles, S.A.

b) Intangible assets

The detail of the balances of the intangible asset accounts and of the variations therein in 2002 and 2003 is as follows:

a) Cost

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Research and development expenses	3,318	—	—	—	—	5,005	71	8,394
Concessions, patents, licenses and other	10,599,401	1,053,780	(443,569)	270,914	(9,254,380)	(40,106)	(204,705)	1,981,335
Rights on leased assets	7,471	—	—	247	—	—	(2)	7,716
Computer software and other	532,256	129,157	(50,679)	233,331	(67,823)	160,631	(34,345)	902,528

Total intangible assets	11,142,446	1,182,937	(494,248)	504,492	(9,322,203)	125,530	(238,981)	2,899,973

	Miles de Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Research and development expenses	8,394	—	—	—	—	(2,070)	—	6,324
Concessions, patents, licenses and other	1,981,335	8,297	—	3	(12,292)	507,834	(86,265)	2,398,912
Rights on leased assets	7,716	—	—	4,024	(3,408)	4,180	170	12,682
Computer software and other	902,528	14,682	(402)	212,796	(22,847)	37,900	(10,677)	1,133,980

Total intangible assets	2,899,973	22,979	(402)	216,823	(38,547)	547,844	(96,772)	3,551,898

b) Accumulated amortization

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Research and development expenses	—	—	—	900	—	449	3	1,352
Concessions, patents, licenses and other	120,803	97,853	(31,203)	65,940	(170)	(14,566)	(23,710)	214,947
Rights on leased assets	—	—	—	2,510	—	2,491	(1)	5,000
Computer software and other	183,778	53,802	(16,145)	175,898	(18,119)	17,429	(17,996)	378,647

Total accumulated amortization	304,581	151,655	(47,348)	245,248	(18,289)	5,803	(41,704)	599,946

Allowance for decline in value	10,283	2,680	—	525	(4,406)	1,523	(5,805)	4,800

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Research and development expenses	1,352	—	—	1,277	—	—	—	2,629
Concessions, patents, licenses and other	214,947	1,620	—	79,615	(2,578)	(1)	(21,998)	271,605
Rights on leased assets	5,000	—	—	1,530	(2,272)	(2,411)	(43)	1,804
Computer software and other	378,647	4,938	(50)	225,539	(14,969)	(1,566)	(11,511)	581,028

Total accumulated amortization	599,946	6,558	(50)	307,961	(19,819)	(3,978)	(33,552)	857,066

Allowance for decline in value	4,800	—	—	—	(21)	(2,636)	(10)	2,133

The “Inclusion of Companies” column in the 2002 “Cost” and “Accumulated Amortization” tables above includes the proportional consolidation of the assets contributed by PT Móveis SGPS, S.A. to Brasilcel, N.V. and the full consolidation of the Pegaso Telecomunicaciones Group. This column in 2003 includes the balances relating to the newly-consolidated Tele Centro Oeste Celular Participações (see Note 2-c). The “Exclusion of Companies” column relating to 2002 includes the effect of the assets of the Brazilian operators contributed by Telefónica Móviles to Brasilcel, N.V., while the column for 2003 reflects the exclusion from consolidation of Telefónica Mobile Solutions, S.A. and of 3G Mobile Telecomunications GmbH, as mentioned in Note 2-c.

The “Additions” column for 2003 includes mainly the investments made in computer and billing systems, and the development of new services such as the i-mode services.

The “Retirements” column for 2002 includes mainly the effect of the value adjustment of the licenses and other intangible assets for operation of the UMTS system in Germany, Austria and Switzerland (see Note 1).

In 2003, €504,651 thousand were recorded as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico. This amount was reclassified from the “Consolidation Goodwill” caption on completion of the respective valuations (see Notes 4-d and 8).

The “transfers” column for 2002 reflects the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (see Note 2-c).

The “Translation Differences” column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary correction which certain companies apply to their balances to correct the effect of inflation in accordance with accounting practices in their respective countries. The effect of the exchange rate on the period variations is included in the column relating to each variation.

Telefónica Móviles, S.A.

6) PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2002 and 2003 are as follows:

a) Cost

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Land and structures	744,780	42,935	(19,108)	1,110	(8,801)	89,619	(46,059)	804,476
Telephone installations	7,088,289	1,359,028	(512,542)	52,973	(62,925)	697,235	(1,298,561)	7,323,497
Furniture, fixtures and other	476,759	137,851	(54,445)	43,343	(68,264)	44,501	(105,819)	473,926
Computer hardware	430,505	52,488	(19,321)	42,647	(12,696)	37,215	(50,886)	479,952
Construction in progress	690,431	50,707	(39,595)	540,134	(40,134)	(653,245)	(198,866)	349,432

Total property, plant and equipment	9,430,764	1,643,009	(645,011)	680,207	(192,820)	215,325	(1,700,191)	9,431,283

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Land and structures	804,476	6,738	—	7,744	(883)	141,051	(16,146)	942,980
Telephone installations	7,323,497	156,796	—	107,217	(6,958)	348,675	(365,730)	7,563,497
Furniture, fixtures and other	473,926	13,532	(1,246)	34,624	(11,648)	(10,349)	(23,847)	474,992
Computer hardware	479,952	5,389	(2,618)	25,069	(2,344)	15,699	(16,979)	504,168
Construction in progress	349,432	7,032	—	822,188	(10,263)	(541,458)	(21,507)	605,424

Total property, plant and equipment	9,431,283	189,487	(3,864)	996,842	(32,096)	(46,382)	(444,209)	10,091,061

26

Telefónica Móviles, S.A.

b) Accumulated depreciation

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Land and structures	187,372	8,212	(2,337)	54,466	(1,857)	1,875	(10,197)	237,534
Telephone installations	3,571,917	447,359	(267,260)	752,901	(32,459)	114,514	(581,252)	4,005,720
Furniture, fixtures and other	159,196	38,994	(27,557)	80,325	(22,003)	9,520	(44,472)	194,003
Computer hardware	221,557	29,620	(7,112)	90,335	(2,282)	3,896	(29,861)	306,153

Total accumulated depreciation	4,140,042	524,185	(304,266)	978,027	(58,601)	129,805	(665,782)	4,743,410

Allowance for decline in value	46,308	528	—	(390)	(11,693)	(1,004)	(7,605)	26,144

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Land and structures	237,534	1,892	—	70,389	(211)	9,300	(5,305)	313,599
Telephone installations	4,005,720	72,836	—	839,686	(4,840)	(12,472)	(174,013)	4,726,917
Furniture, fixtures and other	194,003	8,493	(301)	54,727	(5,192)	1,076	(10,836)	241,970
Computer hardware	306,153	2,310	(1,662)	95,529	(1,583)	2,744	(14,717)	388,774

Total accumulated depreciation	4,743,410	85,531	(1,963)	1,060,331	(11,826)	648	(204,871)	5,671,260

Allowance for decline in value	26,144	—	—	13,282	(5,215)	2,787	(1,551)	35,447

The “Inclusion of Companies” column in the 2002 “Cost” and “Accumulated Depreciation” tables above includes the proportional consolidation of the assets contributed by PT Móveis SGPS, S.A. to Brasilcel, N.V. and the full consolidation of the Pegaso Telecomunicaciones Group. This column for 2003 reflects the inclusion of TCO in the Telefónica Móviles consolidated Group, as mentioned in Note 2-c. The “Exclusion of Companies” column relating to 2002 includes the effect of the assets of the Brazilian operators contributed by Telefónica Móviles to Brasilcel, N.V., as mentioned in Note 2-c. This column for 2003 reflects the exclusion from the consolidated group of Telefónica Mobile Solutions, S.A. and 3G Mobile Telecomunications GmbH (see Note 2-c).

The “Additions” column for 2003 includes mainly the effect of the increase and expansion of capacity of the GSM and GPRS networks and the expansion of the UMTS network.

The “Retirements” column for 2002 includes mainly the effect of the write-down of the assets due to the halting of operations in Germany, Austria and Switzerland (see Note 1).

The “Transfers” column for 2002 shows the effect of the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (see Note 2-c).

The “Translation Differences” column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary correction which certain companies apply to their balances to correct the effect of inflation in accordance with accounting practices in their respective countries. The effect of the exchange rate on the period variations is included in the column relating to each variation.

Telefónica Móviles, S.A.

c) Other information

The detail of the property, plant and equipment owned by fully consolidated Group companies located abroad is as follows:

	Thousands of Euros
	12/31/03	12/31/02
Cost	4,529,395	4,174,872
Accumulated depreciation	(2,057,968)	(1,609,274)

Total property, plant and equipment located abroad	2,471,427	2,565,598

The detail of the fully depreciated assets is as follows:

	Thousands of Euros
	12/31/03	12/31/02
Structures	23,709	16,938
Plant and machinery	57,827	25,773
Telephone installations	2,116,558	1,608,102
Computer hardware	231,186	154,072
Furniture, fixtures and other	43,295	38,623

Total fully depreciated property, plant and equipment	2,472,575	1,843,508

The Group companies take out insurance policies to reasonably cover the possible risks to which their property, plant and equipment are subject.

7) LONG-TERM INVESTMENTS

The main variations in long-term investments in 2002 and 2003 were as follows:

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Investments in associated companies	1,132,968	—	—	(68,411)	(522)	20,203	(1,393)	1,082,845
Other investments	8,120	—	—	1,104	(44)	(1,903)	(291)	6,986
Other long-term investments	161,792	238,455	(49,555)	2,665	(114,596)	(1,072)	70,198	307,887
Loans to Telefónica Group companies	103,488	—	—	1,521,520	(78,511)	127,851	(1,035)	1,673,313
Long-term deferred tax assets	268,863	39,331	(33,854)	877,537	(214,506)	243,192	(44,075)	1,136,488
Allowances	(1,779)	—	454	(748)	—	—	719	(1,354)

Total Long-Term Investments	1,673,452	277,786	(82,955)	2,333,667	(408,179)	388,271	24,123	4,206,165

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Investments in associated companies	1,082,845	—	—	9,250	—	(968,808)	(1,636)	121,651
Other investments	6,986	—	—	567	(237)	1,800	(1)	9,115
Other long-term investments	307,887	8,147	(205)	208,362	(78,589)	99,854	6,413	551,869
Loans to Telefónica Group companies	1,673,313	—	(958)	392,351	(1,016,449)	134,742	20,206	1,203,205
Long-term deferred tax assets	1,136,488	3,544	(395)	163,569	(161,822)	(86,844)	(2,274)	1,052,266
Allowances	(1,354)	—	—	(2,433)	29	336	65	(3,357)

Total Long-Term Investments	4,206,165	11,691	(1,558)	771,666	(1,257,068)	(818,920)	22,773	2,934,749

The “Other Long-Term Investments” caption includes mainly the balances covering guarantees amounting to €467,675 thousand. These deposits will decrease as and when the respective obligations guaranteed are reduced.

The detail of the “Investments in Associated Companies” caption and of the variations therein in 2003 and 2002 is as follows:

	Thousands of Euros
	Balance at 12/31/01	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
IPSE 2000, S.p.A.	1,038,573	(18,871)	—	—	(6,011)	1,013,691
Tele Leste Celular Participações, S.A.	18,825	(3)	(2,113)	—	(16,709)	—
Medi Telecom., S.A.	64,765	(43,237)	(1,565)	—	42,923	62,886
Mobipay International, S.A.	10,409	(4,154)	—	(522)	—	5,733
Mobipay España, S.A.	2,597	(588)	(3)	—	—	2,006
Other companies accounted for by the equity method	(2,201)	(1,558)	2,288	—	—	(1,471)

Total	1,132,968	(68,411)	(1,393)	(522)	20,203	1,082,845

	Thousands of Euros
	Balance at 12/31/02	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/03
IPSE 2000, S.p.A.	1,013,691	34,338	—	—	(968,808)	79,221
Medi Telecom, S.A.	62,886	(22,531)	(1,731)	—	—	38,624
Mobipay International, S.A.	5,733	(1,503)	—	—	—	4,230
Mobipay España, S.A.	2,006	(766)	—	—	—	1,240
Other companies accounted for by the equity method	(1,471)	(288)	95	—	—	(1,664)

Total	1,082,845	9,250	(1,636)	—	(968,808)	121,651

The “Additions” column includes the share in the income or losses of companies accounted for by the equity method, the underlying book value of the investments at the time of acquisition and the share in the capital increases carried out during the year, except in the case of conversions of loans granted in prior years into capital.

Telefónica Móviles, S.A.

The “Transfers” column for 2003 reflects the transfer of €968,808 thousand of the provision for contingencies and expenses for Ipse 2000 recorded in 2002, since this company partially wrote down the third-generation wireless telephony license in its accounts (see Note 4-m).

8) CONSOLIDATION GOODWILL

This caption includes the amount paid to acquire holdings in companies in excess of the underlying book value of these holdings at the purchase date and not allocable directly to the companies’ assets. The positive difference between the underlying book value allocable to the acquired company’s assets and their market value will be assigned to the related asset and liabilities accounts after the respective valuations are completed.

The variations in consolidation goodwill in 2003 and 2002 were as follows:

Thousands of Euros
Balance at December 31, 2001	1,111,812

Inclusion or exclusion of companies	428,082
Period additions	549,840
Amortization	(87,096)
Retirements	(399,158)
Translation differences	(38,606)

Balance at December 31, 2002	1,564,874

Inclusion or exclusion of companies	745
Period additions	251,217
Net transfers	(504,255)
Amortization	(101,703)
Retirements	(18,984)
Translation differences	(45,426)

Balance at December 31, 2003	1,146,468

In accordance with the estimates and forecasts available to Company management, the projected revenues attributable to the Group arising from the investments that gave rise to goodwill guarantee at least the recovery, once the net assets are recovered, of the amount yet to be amortized of the related goodwill in the corresponding periods.

Telefónica Móviles, S.A.

a) Gross consolidation goodwill

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
Goodwill relating to fully consolidated companies
Celular CRT, S.A.	321,951	—	31,673	—	(176,812)	(176,812)	—
Telefónica Móviles España, S.A.	14,569	—	—	—	—	—	14,569
Tele Sudeste Celular Participações, S.A.	117,053	—	3,821	—	(60,437)	(60,437)	—
Tele Leste Celular Participações, S.A.	—	—	8,261	—	(6,412)	(1,849)	—
Subsidiaries of Brasilcel, N.V.	—	268,677	—	—	—	243,662	512,339
TES Holding, S.A. de C.V.	4,333	—	19,823	—	—	—	24,156
Subsidiaries of TES Holding, S.A. de C.V.	60,390	—	—	(9,079)	—	—	51,311
Telefónica Móviles Perú Holding, S.A.A.	3,438	—	—	—	—	—	3,438
Corporación Integral de Comunicación	137,860	—	18	—	(11,030)	(126,848)	—
Corporativo del Norte Group	230,506	—	705	—	(18,497)	(212,714)	—
Baja Celular Group	2,885	—	—	—	(231)	(2,654)	—
Telefónica Móviles México Group	—		439,040	—	—	342,216	781,256
Subsidiaries of Mexican companies	140,365	159,405	—	(43,868)	—	—	255,902
IoBox Oy	230,206	—	—	—	(230,206)	—	—
Group 3G UMTS Holding GmbH	2,314	—	—	—	(2,314)	—	—
TCG Holdings, S.A.	6,154	—	41,402	—	—	—	47,556
Subsidiaries of TCG Holdings, S.A.	3,870	—	—	(532)	—	—	3,338

Total gross goodwill relating to fully consolidated companies	1,275,894	428,082	544,743	(53,479)	(505,939)	4,564	1,693,865

Goodwill relating to companies accounted for by the equity method
Tele Leste Celular Participações, S.A.	4,564	—	—	—	—	(4,564)	—
Medi Telecom., S.A.	—	—	5,097	—	—	—	5,097
Subsidiaries of Telefónica Móviles Argentina, S.A.	3,108	—	—	(1,805)	(1,303)	—	—

Total gross goodwill relating to companies accounted for by the equity method	7,672	—	5,097	(1,805)	(1,303)	(4,564)	5,097

Total gross consolidation goodwill	1,283,566	428,082	549,840	(55,284)	(507,242)	—	1,698,962

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/03
Goodwill relating to fully consolidated companies
Telefónica Móviles España, S.A.	14,569	—	—	—	—	—	14,569
Subsidiaries of Brasilcel, N.V.	512,339	745	245,758	1,886	—	—	760,728
TES Holding, S.A. de C.V.	24,156	—	—	—	—	—	24,156
Subsidiaries of TES Holding, S.A. de C.V.	51,311	—	—	(8,705)	—	—	42,606
Telefónica Móviles Perú Holding, S.A.A.	3,438	—	—	—	—	—	3,438
Telefónica Móviles México Group	781,256	—	—	—	(17,819)	(523,773)	239,664
Subsidiaries of Mexican companies	255,902	—	—	(53,402)	(1,165)	(28,766)	172,569
TCG Holdings, S.A.	47,556	—	—	—	—	—	47,556
Subsidiaries of TCG Holdings, S.A.	3,338	—	—	(662)	—	—	2,676

Total gross goodwill relating to fully consolidated companies	1,693,865	745	245,758	(60,883)	(18,984)	(552,539)	1,307,962

Goodwill relating to companies accounted for by the equity method
Medi Telecom, S.A.	5,097	—	5,459	—	—	—	10,556
Subsidiaries of Telefónica Móviles Argentina, S.A.	—	—	—	—	—	791	791

Total gross goodwill relating to companies accounted for by the equity method	5,097	—	5,459	—	—	791	11,347

Total gross consolidation goodwill	1,698,962	745	251,217	(60,883)	(18,984)	(551,748)	1,319,309

Telefónica Móviles, S.A.

b) Amortization of goodwill

	Thousands of Euros
	Balance at 12/31/01	Provisions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
Goodwill relating to fully consolidated companies
Celular CRT, S.A.	22,315	20,283	—	(21,299)	(21,299)	—
Telefónica Móviles España, S.A.	907	728	—	—	—	1,635
Tele Sudeste Celular Participações, S.A.	7,922	6,522	—	(7,222)	(7,222)	—
Tele Leste Celular Participações, S.A.	—	328	—	(432)	104	—
Subsidiaries of Brasilcel, N.V.	—		—	—	28,953	28,953
TES Holding, S.A.	294	1,176	—	—	—	1,470
Subsidiaries of TES Holding, S.A. de C.V.	7,669	2,857	(1,446)	—	—	9,080
Telefónica Móviles Perú Holding, S.A.A.	270	172	—	—	—	442
Corporativo Integral de Comunicación	3,444	5,171	—	(690)	(7,925)	—
Corporativo del Norte Group	5,764	8,671	—	(1,155)	(13,280)	—
Baja Celular Group	72	107	—	(15)	(164)	—
Telefónica Móviles México Group	—	9,954	—	—	21,369	31,323
Subsidiaries of Mexican companies	61,291	9,597	(13,271)	—	—	57,617
IoBox Oy	57,066	18,672	—	(75,738)	—	—
Group 3G UMTS Holding GmbH	114	116	—	(230)	—	—
TCG Holdings, S.A.	415	2,035	—	—	—	2,450
Subsidiaries of TCG Holdings, S.A.	801	472	(155)	—	—	1,118

Total amortization of goodwill relating to fully consolidated companies	168,344	86,861	(14,872)	(106,781)	536	134,088

Goodwill relating to companies accounted for by the equity method
Tele Leste Celular Participações, S.A.	301	235	—	—	(536)	—
Medi Telecom, S.A.	—	—	—	—	—	—
Subsidiaries of Telefónica Móviles Argentina, S.A.	3,109	—	(1,806)	(1,303)	—	—

Total goodwill relating to companies accounted for by the equity method	3,410	235	(1,806)	(1,303)	(536)	—

Total amortization of goodwill	171,754	87,096	(16,678)	(108,084)	—	134,088

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/02	Provisions	Translation Differences	Retirements	Transfers	Balance at 12/31/03
Goodwill relating to fully consolidated companies
Telefónica Móviles España, S.A.	1,635	726	—	—	—	2,361
Subsidiaries of Brasilcel, N.V.	28,953	43,620	(324)	—	—	72,249
TES Holding, S.A.	1,470	1,230	—	—	—	2,700
Subsidiaries of TES Holding, S.A. de C.V.	9,080	2,384	(1,795)	—	—	9,669
Telefónica Móviles Perú Holding, S.A.A.	442	174	—	—	—	616
Telefónica Móviles México Group	31,323	38,040	—	—	(47,493)	21,870
Subsidiaries of Mexican companies	57,617	12,347	(13,068)	—	—	56,896
TCG Holdings, S.A.	2,450	2,391	—	—	—	4,841
Subsidiaries of TCG Holdings, S.A.	1,118	424	(270)	—	—	1,272

Total amortization of goodwill relating to fully consolidated companies	134,088	101,336	(15,457)	—	(47,493)	172,474

Goodwill relating to companies accounted for by the equity method
Medi Telecom, S.A.	—	367	—	—	—	367

Total amortization of goodwill relating to companies accounted for by the equity method	—	367	—	—	—	367

Total amortization of goodwill	134,088	101,703	(15,457)	—	(47,493)	172,841

In both the “Gross Consolidation Goodwill” table and the “Amortization of Consolidation Goodwill” tables, the “Retirements” and “Transfers” columns include, in 2002, the effect of the corporate transactions described in Note 2-c relating to Telefónica Móviles México, S.A. de C.V. and Brasilcel, N.V.

In 2002 the goodwill arising on the acquisition of Iobox Oy was written down (see Note 14-e) by €154,466 thousand due to the dissolution of Iobox Oy and the closure of its subsidiaries.

In 2003, €504,651 thousand were recorded as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico. This amount was reclassified, once the respective valuations were completed, to the “Intangible Assets – Concessions, Patents, Licenses and Other” caption (see Notes 4-d and 5-b).

The “Transfers” column for 2002 shows the effect of the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (see Note 2-c).

The 2003 additions in the “Gross Consolidation Goodwill” table relate mainly to the goodwill arising in the acquisition of Tele Centro Oeste Celular Participações (see Note 2-c).

Telefónica Móviles, S.A.

9) STOCKHOLDERS’ EQUITY

The detail of the equity accounts and of the variations therein in 2003 and 2002 is as follows:

	Thousands of Euros
	Capital Stock	Additional Paid-in Capital	Legal Reserve	Other Reserves of the Parent Company	Consolidation Reserves	Translation Differences	Income for the Year	Total
Balance at 12/31/01	2,144,596	4,396,143	—	(105,017)	440,528	(380,355)	992,757	7,488,652

Nonmonetary contributions	20,679	223,740	—	—	—	—	—	244,419
Translation differences	—	—	—	—	—	(754,767)	—	(754,767)
Distribution of income	—	—	—	(496,613)	1,489,370	—	(992,757)	—
Loss for the year	—	—	—	—	—	—	(3,730,721)	(3,730,721)

Balance at 12/31/02	2,165,275	4,619,883	—	(601,630)	1,929,898	(1,135,122)	(3,730,721)	3,247,583

Offset of prior years’ losses	—	(3,274,083)	—	601,630	—	—	2,672,453	—
Legal reserve	—	(433,055)	433,055	—	—	—	—	—
Translation differences	—	—	—	—	—	(57,135)	—	(57,135)
Dividends	—	(757,851)	—	—	—	—	—	(757,851)
Allocation of loss	—	—	—	—	(1,058,268)	—	1,058,268	—
Income for the year	—	—	—	—	—	—	1,607,838	1,607,838

Balance at 12/31/03	2,165,275	154,894	433,055	—	871,630	(1,192,257)	1,607,838	4,040,435

a) Capital stock and additional paid-in capital

2003

The capital stock as of December 31, 2003, consisted of 4,330,550,896 fully subscribed and paid common shares, of the same series, of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

On April 1, 2003, the Stockholders’ Meeting of Telefónica Móviles resolved to record the Company’s legal reserve €433,055 thousand in full with a charge to the “Additional Paid-in Capital” caption, so that the legal reserve would reach 20% of capital stock. This Meeting also resolved to pay a gross dividend of €175 on each of the Company’s shares in circulation, with a charge to the “Additional Paid-in Capital” caption. This dividend was paid on June 18, 2003. The same Meeting also resolved to offset prior years’ accumulated losses and the 2002 loss with a charge to the “Additional Paid-in Capital” caption.

On April 1, 2003, the Stockholders’ Meeting adopted, inter alia, the following resolutions:

•	To delegate to the Board of Directors, the power to issue nonconvertible, exchangeable and/or convertible debentures, bonds, promissory notes and other fixed-income securities, and to authorize them, in the case of these securities, to exclude the preferential subscription rights of the stockholders and holders of convertible securities, and to guarantee the issues of the subsidiaries. As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

•	To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from April 1, 2003, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock. As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization.

Telefónica Móviles, S.A.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2003, was as follows:

Shareholder	Number of Shares	% of Ownership
Telefónica S.A.	3,075,178,440	71.01%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	327,454,836	7.56%

TOTAL at 12/31/03	4,330,550,896	100.00%

2002

The capital stock as of December 31, 2002, consisted of 4,330,550,896 fully subscribed and paid common shares, of the same series, of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange

In 2002 the following capital increases were carried out:

•	On May 24, 2002, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon by the Stockholders’ Meeting on June 1, 2001, increasing the par value of the capital by €6,998 thousand through the issuance of 13,996,173 new common shares of €0.50 par value each, which were subscribed in full by Telefónica, S.A., with additional paid-in capital of €106,198 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Brazilian company Iberoleste Participações, S.A., which owns a holding in Tele Leste Celular Participações, S.A.

•	On May 29, 2002, Telefónica Móviles, S.A. carried out another of the capital increases agreed on by the Stockholders’ Meeting on June 1, 2001, increasing the par value of the capital by €6,403 thousand through the issuance of 12,805,321 new common shares of €0.50 par value each, which were subscribed in full by Telefónica, S.A., with additional paid-in capital of €97,162 thousand. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Brazilian companies TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A.

The value for tax purposes used in these two transactions, which were performed on May 24 and 29, 2002, was approximately €227,955 thousand.

•	On July 22, 2002, Telefónica Móviles carried out the capital increase agreed upon by the Stockholders’ Meeting on April 4, 2002, increasing the par value of the capital by €7.278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each, which were subscribed by the Mesotel Group, with additional paid-in capital of €20,380 thousand. Mesotel paid the new shares in full through the contribution of the shares of the following companies owned by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A., and Telefónica de Centroamérica, S.L.

Telefónica Móviles, S.A.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2002, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica S.A.	3,074,802,440	71.00%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	327,830,836	7.57%

TOTAL at 12/31/02	4,330,550,896	100.00%

On April 4, 2002, the Stockholders’ Meeting adopted, inter alia, the following resolutions:

•	To authorize the Board of Directors, pursuant to Article 153.1.b) of the Spanish Corporations Law, to increase the capital stock, at one or several times within the limits and under the terms and conditions established by the Stockholders’ Meeting (authorized capital). As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

•	To delegate to the Board of Directors, pursuant to Article 319 of the Mercantile Registry Regulations, the power to issue nonconvertible and/or convertible debentures, within the limits and under the terms and conditions established by the Stockholders’ Meeting.

•	To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from April 4, 2002, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock.

•	To opt for application for an indefinite period to Telefónica Móviles, S.A., and to its investees belonging to the Telefónica, S.A. tax group, of the consolidated tax regime during the tax periods following 2004.

•	To increase capital through the exchange of shares by increasing the par value by €7,278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each. As described earlier, this capital increase was carried out on July 22, 2002.

b) Consolidation reserve

The variations in the consolidation reserve arose as a result of the prior year’s retained earnings.

c) Translation differences

The “Translation Differences” caption relates mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation on the assets contributed by companies which use this accounting method (see Note 4-b). In this connection, negative differences of €789,296 thousand and €42,675 thousand arose in 2002 and 2003, respectively, which include a positive difference of €86,632 thousand relating to the effect of the devaluation in Argentina in 2003 (negative difference of €138,853 thousand in 2002 -see Note 2-d).

Telefónica Móviles, S.A.

This caption also includes the exchange gains or losses arising from foreign currency-denominated transactions for the specific financing of investments in investee companies performed by the Parent Company to hedge the exchange rate risk on these investments (see Note 4-k). In this connection, exchange gains of €34,529 thousand were generated in 2002 and exchange losses of €14, 460 thousand were generated in 2003.

d) Contribution of Group companies to reserves and translation differences

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2003 and 2002, was as follows:

	Thousands of Euros
	12/31/03		12/31/02
	To Reserves	To Translation Differences	To Reserves	To Translation Differences
Telefónica Móviles España, S.A.	(3,532,951)	—	1,207,337	—
Group 3G UMTS Holding GmbH	(5,809,071)	—	(30,111)	—
Brasilcel Group	180,814	(481,580)	118,502	(469,208)
Telefónica Móviles Soluciones y Aplicaciones, S.A.	476	(325)	—	(381)
TES Holding Group	(35,391)	(18,392)	(22,771)	(8,050)
TCG Holdings Group	(51,524)	(26,074)	(34,138)	(5,874)
Telefónica Móviles Interacciona Group	(276,455)	—	(91,455)	—
Telefónica Móviles Argentina Group	(947,026)	(97,885)	(620,960)	(105,843)
Telefónica Móviles Perú Group	9,095	(61,644)	12,904	(27,391)
Telefónica Móviles México Group	(235,221)	63,070	(35,093)	(41,689)
3G Mobile AG	(133,096)	3,884	(6,803)	959
Medi Telecom, S.A.	(131,363)	(8,729)	(76,022)	(6,969)
Ipse 2000, S.p.A.	(110,734)	—	(12,898)	—
Telefónica Móviles and Others	12,532,026	(573,017)	5,539,659	(470,676)

Total Telefónica Móviles Group	1,459,579	(1,192,257)	5,948,151	(1,135,122)

d) Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

On April 1, 2003, the Stockholders’ Meeting of Telefónica Móviles resolved to record the Company’s legal reserve in full of €433,055 thousand with a charge to the “Additional Paid-in Capital” caption, bringing the legal reserve to 20% of capital stock.

f) Legislation regulating the sale of holdings

Pursuant to the provisions of Law 5/1995 which regulates the sale of public holdings in certain companies, Telefónica, S.A. and Telefónica Móviles, S.A. are required to maintain a holding representing over 50% of the capital stock of Telefónica Móviles, S.A. and Telefónica Móviles España, S.A., respectively, and to request prior administrative authorization for the sale of any percentage of capital stock which would reduce the holding to under 50%. This authorization is also required for the acquisition or disposal of over 10% of the capital stock of Telefónica Móviles, S.A.

Telefónica Móviles, S.A.

Law 62/2003 on Tax, Administrative and Social Measures, which was published in the Spanish Official State Gazette of December 31, amended Law 5/1995 and established that, instead of obtaining prior administrative authorization, subsequent notice of the sale be given, and that it was no longer necessary to report the acquisition by a third party of 10% or over in the capital stock of Telefónica Móviles, S.A. if this acquisition was merely financial in nature and not intended to gain control and/or management of this company.

10) MINORITY INTERESTS

The balances recorded under the “Minority Interests” caption relate to the following direct and indirect holdings of non-Group stockholders in the equity of the companies detailed below:

	12/31/03	12/31/02
Telefónica Móviles Interacciona, S.A.	—	20.00%
Group 3G UMTS Holding GmbH	42.8%	42.8%
Telefónica Móviles Perú Holding, S.A.A.	2.03%	2.03%
Telefónica Móviles Argentina, S.A.	2.07%	2.07%
Telefónica Móviles México, S.A. de C.V.	8.00%	8.00%
Subsidiaries of Brasilcel, N.V.
Tele Sudeste Celular Participações, S.A.	8.06%	8.22%
Tele Leste Celular Participações, S.A.	36.15%	36.15%
Celular CRT Participações, S.A.	25.22%	25.76%
Telesp Celular Participações, S.A.	17.44%	17.44%
Tele Centro Oeste Celular Participações, S.A.	40.60%	—

The breakdown, by company, of the balances of the “Minority Interests” caption as of December 31, 2003 and 2002, is as follows:

	Thousands of Euros
	Net Worth	Income (Loss)	Variation in Ownership Interest	Total at 12/31/03	Total at 12/31/02
Subsidiaries of Brasilcel, N.V.	386,436	21,876	(20,335)	387,977	252,054
Telefónica Móviles Interacciona, S.A.	(10,534)	—	10,534	—	(18,526)
Telefónica Móviles Perú Holding, S.A.A.	4,112	298	—	4,410	4,822
Telefónica Móviles Argentina, S.A.	(11,363)	1,645	—	(9,718)	(11,708)
Telefónica Móviles México, S.A. de C.V.	112,680	(42,404)	—	70,276	133,266
Group 3G UMTS Holding GmbH (see Note 1)	(382,442)	—	—	(382,442)	(382,442)
Other companies, net	6,710	(2,542)	—	4,168	8,117

Total	106,601	(21,127)	(9,801)	74,671	(14,417)

Telefónica Móviles, S.A.

The “Variation in Ownership Interest” column includes the effect on minority interests of the changes in ownership interest at Telefónica Móviles Interacciona, S.A. and Tele Centro Oeste Celular Participações , S.A. as described in Note 2-c.

The variations in the “Minority Interests” caption in 2003 and in 2002 were as follows:

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Income (Loss)	Translation Differences	Additions	Transfers	Other Variations	Balance at 12/31/02
Tele Sudeste Celular Participações, S.A.	108,975	—	5,999	(48,984)	8,019	(30,825)	(43,184)	—
Tele Leste Celular Participações, S.A.	—	—	(1,691)	(34,911)	—	90,312	(53,710)	—
Subsidiaries of Brasilcel, N.V.	—	82,923	—	—	—	118,459	50,672	252,054
TES Holding, S.A. de C.V.	32,107	—	(3,206)	(1,667)	—	—	(27,234)	—
TCG Holdings, S.A.	(2,290)	—	(3,431)	1,014	—	—	4,707	—
Telefónica Móviles Interacciona, S.A.	(6,004)	—	(46,250)	182	33,546	—	—	(18,526)
Telefónica Móviles Perú Holding, S.A.A.	5,770	—	(79)	(869)	—	—	—	4,822
Telefónica Móviles Argentina, S.A.	(4,568)	—	(6,925)	(215)	—	—	—	(11,708)
Movitel del Noroeste, S.A. de C.V.	6,341	—	(854)	(800)	—	(4,687)	—	—
Telefónica Móviles México, S.A. de C.V.	—	166,132	(13,637)	(19,229)	—	—	—	133,266
Subsidiaries of Telefónica Móviles México, S.A. de C.V.	—	—	(939)	(92)	—	4,784	—	3,753
Celular CRT Participações, S.A.	161,277	—	32,701	(83,310)	11,803	(56,915)	(65,556)	—
Group 3G UMTS Holding GmbH (see Note 1)	890,321	—	(4,324,117)	—	3,051,354	—	—	(382,442)
Other companies, net	6,399	—	(600)	(779)	—	(97)	(559)	4,364

Total	1,198,328	249,055	(4,363,029)	(189,660)	3,104,722	121,031	(134,864)	(14,417)

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Income (Loss)	Translation Differences	Additions	Transfers	Other Variations	Balance at 12/31/03
Subsidiaries of Brasilcel, N.V.	252,054	3,414	21,876	2,629	120,083	—	(12,079)	387,977
Telefónica Móviles Interacciona, S.A.	(18,526)	—	—	(8)	8,000	—	10,534	—
Telefónica Móviles Perú Holding, S.A.A.	4,822	—	298	(710)	—	—	—	4,410
Telefónica Móviles Argentina, S.A.	(11,708)	—	1,645	345	—	—	—	(9,718)
Group 3G UMTS Holding GmbH (see Note 1)	(382,442)	—	—	—	—	—	—	(382,442)
Telefónica Móviles México, S.A. de C.V.	133,266	—	(42,404)	(20,586)	—	—	—	70,276
Other companies, net	8,117	—	(2,542)	(1,265)	—	—	(142)	4,168

Total	(14,417)	3,414	(21,127)	(19,595)	128,083	—	(1,687)	74,671

In 2002 the “Transfers” column includes the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (see Note 2-c).

Based on the matters indicated in Note 1, a provision was recorded under the “Provisions for Contingencies and Expenses” caption for the account receivable from the minority stockholder of Group 3G UMTS Holding GmbH as of December 31, 2002.

The “Additions” column for 2003 includes mainly the increase in minority interests due to the acquisition of Tele Centro Oeste Celular Participações, as mentioned in Note 2-c.

Telefónica Móviles, S.A.

11) BALANCES AND TRANSACTIONS WITH TELEFÓNICA GROUP COMPANIES

The breakdown of the accounts receivable from and payable to Telefónica Group companies as of December 31, 2003 and 2002, is as follows:

	Miles de euros
	2003		2002
	Receivable	Payable	Receivable	Payable
Telefónica, S.A.	1,149,370	5,699,553	1,787,705	6,142,187
Telefónica de España, S.A.	255,068	98,402	155,190	107,574
Telefónica Internacional, S.A.	1,208	12,391	2,689	12,833
Telefónica Investigación y Desarrollo, S.A.	1,056	18,770	197	21,219
Telefónica Telecomunicaciones Públicas, S.A.	5,577	223	5,193	—
Zeleris Group	190	7,714	190	9,193
Telefónica Larga Distancia, Inc.	—	—	34,172	—
Telescomunicações de Sao Paulo, S.A.	26,843	16,232	12,239	2,759
Telefónica Finanzas, S.A. (Telfisa)	984,953	320,170	644,105	389,952
Teleinformática y Comunicaciones, S.A.	53,040	7,349	15,381	6,650
Atento Group	570	12,463	2,215	15,937
Ipse 2000, S.p.A.	280,608	—	231,722	—
Telefónica Argentina, S.A.	3,203	—	—	—
Telefónica del Perú, S.A.A.	67,349	80,019	31,202	72,740
Tele Leste Celular Participações, S.A.	2,994	—	2,755	—
Medi Telecom, S.A.	70,131	—	54,961	108
CRT Celular, S.A.	4,980	53	485	104
Telesudeste Participações Group	13,414	3	12,900	183
Tele Brasil Sul Celular Participações, S.A.	—	—	3,351	—
Fisatel Mexico, S.A. de C.V.	1,894	19,620	—	—
Telefónica Mobile Solutions, S.A.	1,549	11,637	—	—
Other Telefónica Group companies	23,302	33,109	18,124	21,445

Total	2,947,299	6,337,708	3,014,776	6,802,884

The breakdown of the accounts payable is as follows

	Thousands of Euros
	2003		2002
	Short Term	Long Term	Short Term	Long Term
For loans and credit facilities	1,193,605	4,864,416	523,875	6,025,870
Due to filing consolidated corporate income tax returns	—	7	2,175	7
For purchases, services and others	279,680	—	250,957	—

Total	1,473,285	4,864,423	777,007	6,025,877

Telefónica Móviles, S.A.

The breakdown of the balances drawn down against the loans and credit lines granted by Telefónica Group companies as of December 31, 2003 and 2002, is as follows:

	Thousands of Euros
	2003		2002
Company	Short Term	Long Term	Short Term	Long Term
Telefónica Móviles, S.A.
- Telefónica, S.A. credit lines in euros	—	1,745,762	166,039	763,789
- Telefónica, S.A. credit lines in U.S. dollars	4,350	180,339	97,225	362,069
- Telefónica, S.A. loan in euros	999,601	2,047,067	160,000	3,939,394
- Telefónica, S.A. loans in U.S. dollars	130,061	391,320	—	478,595
- Other financial debts	7,434	161,531	24,190	70,961

Telefónica Móviles España, S.A.				—
- Telefónica, S.A. loan in euros	—	—	30,051	—
- Telfisa-BEI loan in euros	25,718	128,594	25,723	154,313
- Telfisa-BEI loan in U.S. dollars	—	158,353	—	185,232

Telefónica Móviles Interacciona, S.A.
- Telfisa credit line in euros	6,988	—	8,239	—

Telefónica Móviles México, S.A. de C.V.
- Fisatel México, S.A. de C.V. credit line in MXN	19,453	—	—	—

Telefónica Móviles Perú Holding, S.A.A.
- Telefónica del Peru, S.A.A loan in U.S. dollars.	—	51,450	—	71,517

Telefónica Mobile Solutions, S.A.
- Telfisa credit line in euros	—	—	12,408	—

Total	1,193,605	4,864,416	523,875	6,025,870

All the loans and credit lines detailed above bear interest at market rates. The average interest rates on the aforementioned financing described above in 2003 and 2002 were 4.19% and 4.60%, respectively.

Of the outstanding balance payable to Telefónica Group companies as of December 31, 2002, €1,482,195 thousand were repaid in 2003. The Group had also drawn down €1,554,338 thousand to settle various of its subsidiaries’ obligations to non-Group entities. Of this amount, €475,553 thousand were repaid within the year.

As of December 31, 2003 and 2002, credit lines had been granted by the Telefónica Group totaling €2,195 million and €3,195 million, respectively, of which €291 million were denominated in U.S. dollars and €106 were denominated in Mexican pesos. As of December 31, 2002, €1,170 million were denominated in U.S. dollars.

€1,956 million and €1,409 million had been drawn down against the aforementioned credit lines as of December 31, 2003 and 2002, respectively, of which €185 million and €459 million, respectively, relate to the credit lines denominated in U.S. dollars and €19 million to the credit lines denominated in Mexican pesos. As of December 31, 2002 there were no lines denominated in Mexican pesos.

Telefónica Móviles, S.A.

Although the Group’s books reflect a working capital deficiency as of December 31, 2003, in accordance with the 2004 budget no liquidity problems are expected to arise in the coming year.

Telefónica Móviles, S.A., Telefónica Móviles España, S.A. and Telefónica Móviles Interacciona, S.A. centralize all their cash balances at the Telefónica Group company Telefonía y Finanzas, S.A. (Telfisa), through transfers from and to the banks with which it has current accounts. The balances with Telfisa earn and bear interest at market rates.

The main transactions with Telefónica Group companies in 2002 were as follows:

	Thousands of Euros
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	2,762	—	268,103	32,089
Telefónica de España, S.A.	937,859	—	—	461,297
Telefónica Internacional, S.A.	69	—	—	2
Telefónica Investigación y Desarrollo, S.A.	669	—	—	15,585
Telefónica Telecomunicaciones Públicas, S.A.	50,410	—	—	170
Telefónica Servicios de Distribución, S.A.	3	—	—	11,779
Zeleris España, S.A.U	266	—	—	13,273
Telesp Participações, S.A.	14,527	—	—	4,113
Telesp Celular Participações, S.A.	—	—	—	2,646
Telefonía y Finanzas, S.A. (Telfisa)	3	68,413	26,769	—
Teleinformática y Comunicaciones, S.A.	243,268	—	—	35,077
Atento Group	3,087	140	—	80,759
Ipse 2000, S.p.A.	1,851	10,425	—	—
Telefónica Argentina, S.A.	1,143	—	86	31,591
Telefónica del Perú, S.A.A.	121,565	—	7,239	27,820
Tele Leste Celular Participações, S.A.	793	—	—	—
Mobipay International, S.A.	203	—	—	—
Medi Telecom, S.A.	2,540	2,879	—	—
Other Telefónica Group companies	14,641	2,592	435	35,267

Total	1,395,659	84,449	302,632	751,468

Telefónica Móviles, S.A.

The main transactions with Telefónica Group companies in 2003 were as follows:

	Thousands of Euros
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	2,515	6,779	314,064	34,920
Telefónica de España, S.A.	828,155	—	—	415,818
Telefónica Internacional, S.A.	575	—	—	644
Telefónica Investigación y Desarrollo, S.A.	889	—	—	11,977
Telefónica Telecomunicaciones Públicas, S.A.	28,417	—	—	275
Zeleris España, S.A.U	433	—	—	24,763
Telecomunicações de Sao Paulo, S.A.	232,650	—	—	31,393
Telefonía y Finanzas, S.A. (Telfisa)	3	38,477	6,688	—
Teleinformática y Comunicaciones, S.A.	256,529	—	—	31,191
Atento Group	2,906	72	—	65,693
Ipse 2000, S.p.A.	—	19,520	—	—
Telefónica Argentina, S.A.	975	—	—	31,145
Telefónica del Perú, S.A.A.	96,108	1,101	2,497	22,502
Medi Telecom, S.A.	541	1,397	—	1
Telefónica Mobile Solutions, S.A.	599	275	—	16,225
Other Telefónica Group companies	19,912	1,328	296	48,663

Total	1,471,207	68,949	323,545	735,210

The Company has entered into technical capacity transfer and business management and support contracts with Telefónica El Salvador, S.A. de C.V., Telefónica Centroamérica Guatemala, S.A. and Telefónica Móviles, S.A.C. Under these contracts the Company receives a fee equal to 1% of the services billed for transactions and 9% of the operating revenues of the aforementioned companies. Also, in October 2000 the Company was subrogated to Telefónica Internacional, S.A.’s consulting services contracts with the Brazilian companies Telerj Celular, S.A., Telest Celular, S.A., Telebahia Celular, S.A., Telergipe Celular, S.A. and Celular CRT, S.A. Under these contracts, the Company is entitled to receive a fee ranging from 1% to 2% of the revenues received for services billed for transactions of these companies. Lastly, the Telefónica Móviles Group has entered into a management contract with Medi Telecom, S.A. under which it receives a fee equal to 1% of the gross revenues or 4.5% of income before interest and taxes of Médi Telecom, S.A., depending on the operating revenues achieved by the company.

Additionally, since February 2000, Telefónica Móviles S.A. has been providing technical capacity transfer services to Newcomm Wireless Services, Inc. in Puerto Rico, by virtue of the subrogation of Telefónica Móviles, S.A. to Telefónica Internacional, S.A.’s technical capacity transfer contract. Under this contract the Company receives an annual fee, payable in quarterly installments, of 1% of the revenues received for services billed in the previous year for Newcomm’s transactions. Lastly, since January 1, 2002, Telefónica Móviles, S.A. has been managing the operations of Newcomm Wireless Services, Inc., since it was subrogated to the management contract entered into between Telefónica Larga Distancia de Puerto Rico, Inc and Newcomm. The Company is entitled to an annual fee payable in quarterly installments, equal to the higher of (i) 9% of the operating income obtained by Newcomm in the previous year, or (ii) US$ 750,000.

Telefónica Móviles, S.A.

12) PAYABLE TO CREDIT INSTITUTIONS

The detail of the accounts payable to credit institutions as of December 31, 2002 and 2003, is as follows:

	Thousands of Euros	Maturity
Company	2002	Short Term	Long Term
Telefónica Móviles España, S.A.	2,324	2,324	—
Celular CRT, S.A.	82,362	18,066	64,296
Tele Sudeste Celular Participações, S.A.	56,501	25,211	31,290
Tele Leste Celular Participações, S.A.	48,137	12,385	35,752
Telesp Celular Participações, S.A.	607,573	284,674	322,899
TES Holding, S.A. de C.V.	30,161	30,161	—
TCG Holdings, S.A.	9,834	—	9,834
Telefónica Móviles Argentina, S.A.	20,642	13,624	7,018
Telefónica Móviles Perú Holding, S.A.A.	9,961	177	9,784
Corporativo del Norte Group	15,942	15,942	—
Baja Celular Group	53,492	53,492	—
Pegaso Telecomunicaciones, S.A. de C.V.	17,627	10,030	7,597
Telefónica Móviles Aplicaciones y Soluciones, S.A.	220	220	—

Total	954,776	466,306	488,470

	Thousands of Euros	Maturity
Company	2003	Short Term	Long Term
Telefónica Móviles España, S.A.	26,879	—	26,879
Celular CRT, S.A.	42,584	10,501	32,083
Tele Sudeste Celular Participações, S.A.	25,701	20,700	5,001
Tele Leste Celular Participações, S.A.	30,433	11,170	19,263
Telesp Celular Participações, S.A.	625,682	438,493	187,189
TES Holding, S.A. de C.V.	14,865	14,865	—
Telefónica Móviles Argentina, S.A.	17,174	9,719	7,455
Telefónica Móviles Perú Holding, S.A.A.	8,123	398	7,725
Telefónica Móviles México, S.A.	54,819	30,869	23,950
Telefónica Móviles Puerto Rico, Inc.	8,160	8,160	—
Telefónica Móviles Soluciones y Aplicaciones, S.A.	758	270	488

Total	855,178	545,145	310,033

All the loans to Group companies bear interest at market rates. Some of these loans are subject to certain financial restrictions. At the date of preparation of these consolidated financial statements, these conditions were either being met satisfactorily or were being negotiated, where appropriate, with the related financial institutions.

Telefónica Móviles, S.A.

The breakdown, by maturity, of the Group’s total accounts payable is as follow:

Company	Thousands of Euros
	Maturity
	2004	2005	2006	2007	2008	Subsequent Years	Total
Telefónica Móviles España, S.A.	—	—	—	—	26,879	—	26,879
Celular CRT, S.A.	10,501	13,049	(198)	19,232	—	—	42,584
Tele Sudeste Celular Participações, S.A.	20,700	5,001	—	—	—	—	25,701
Tele Leste Celular Participações, S.A.	11,170	—	—	—	19,263	—	30,433
Telesp Celular Participações, S.A.	438,493	178,473	(39,658)	47,880	494	—	625,682
TES Holding, S.A. de C.V.	14,865	—	—	—	—	—	14,865
Telefónica Móviles Argentina, S.A.	9,719	7,455	—	—	—	—	17,174
Telefónica Móviles Perú Holding, S.A.A.	398	724	948	1,170	1,295	3,588	8,123
Telefónica Móviles México, S.A. de C.V.	30,869	(4,088)	6,481	6,159	6,159	9,239	54,819
Telefónica Móviles Puerto Rico, Inc.	8,160	—	—	—	—	—	8,160
Telefónica Móviles Soluciones y Aplicaciones, S.A.	270	302	186	—	—	—	758

Total	545,145	200,916	(32,241)	74,441	54,090	12,827	855,178

The Group arranges financial instruments as mentioned in Note 17 to hedge its exchange rate risk. In markets where it is not possible to arrange a derivative with the same characteristics as the loan being hedged, the Group seeks to renew the loans until their maturity; for this reason, when certain of the loans fall due, there is a balance receivable which will be offset by the balance payable in subsequent periods.

As of December 31, 2003 and 2002, there were no credit lines other than those granted by Telefónica Group companies disclosed in Note 11.

Telefónica Móviles, S.A.

The detail of the euro and foreign currency loans as of December 31, 2003 and 2002, is as follows:

	Foreign Currencies (Millions)	Thousands of Euros	Foreign Currencies (Millions)	Thousands of Euros
Company	2003		2002
Tele Sudeste Celular Participações, S.A.
- U.S. dollars	32	25,701	59	56,501
Tele Leste Celular Participações, S.A.
- U.S. dollars	38	30,433	50	48,137
Telesp Celular Participações, S.A.
- Euros	138	138,210	230	230,100
- U.S. dollars	511	300,209	396	377,473
- Brazilian reais	542	145,606	—	—
- Japanese yen	5,681	41,657	—	—
TES Holding, S.A. de C.V.
- U.S. dollars	19	14,865	32	30,161
TCG Holdings, S.A.
- Quetzales	—	—	80	9,834
Celular CRT, S.A.
- U.S. dollars	67	42,584	86	82,362
Grupo Telefónica Móviles México
- U.S. dollars	72	47,156	91	87,061
- Mexican pesos	109	7,663	—	—
Telefónica Móviles Perú Holding, S.A.A.
- U.S. dollars	10	8,123	10	9,961
Telefónica Móviles Puerto Rico, Inc
- U.S. dollars	10	8,160	—	—
Telefónica Móviles Argentina, S.A.
- U.S. dollars	22	17,174	22	20,642
Telefónica Móviles España, S.A.
- U.S. dollars	34	26,879	—	—
- Euros	—	—	2	2,324
Telefónica Móviles Soluciones y Aplicaciones, S.A.
- Chilean pesos	569	758	166	220

Total		855,178		954,776

13) TAX MATTERS

The Company files consolidated corporate income tax returns and, accordingly, is not obliged to pay its tax debt, and all the tax assets and tax bases up to the ceiling of the deduction for the consolidated group are transferred to Telefónica, S.A., and a balance receivable from or payable to the parent company is recorded for the tax loss or tax debt, respectively, of the individual company, which is recorded under the “Loans to Telefónica Group Companies” caption if a tax loss is reported by Telefónica Móviles, S.A. or under the “Payable to Telefónica Group Companies” if a tax debt is transferred to the parent company.

Telefónica Móviles, S.A.

The corporate income tax expense was calculated by aggregating the corporate income tax or similar tax expenses recorded by companies reporting taxable income. The tax amounts were determined in accordance with the tax regulations in force in each country and on the basis of the income or loss reflected in the individual financial statements, the sum of which does not necessarily coincide with consolidated income.

The years open for review by the tax inspection authorities vary at each Group company, based on each country’s tax legislation and on their respective statute-of-limitations periods. No material liabilities are expected to arise in the event of a tax audit of the open years.

a) Deferred tax assets and liabilities

The detail as of December 31, 2003 and 2002, of the Telefónica Móviles Group’s deferred tax assets and liabilities and of the variations therein is as follows:

	Thousands of Euros
	Deferred Tax Assets		Deferred Tax Liabilities
	Long Term	Short Term	Long Term	Short Term
Balance at 12/31/2001	268,863	202,457	120,623	228,637

Creation	950,952	—	10,056	85,220
Reversal	(287,921)	—	(78,589)	(187,709)
Inclusion/exclusion of companies and other	(38,598)	—	8,918	—
Transfers	243,192	(202,457)	(2,503)	—

Balance at 12/31/2002	1,136,488	—	58,505	126,148

Creation	97,299	14,114	16,719	3,750
Reversal	(128,465)	(7,754)	(31,126)	(9,397)
Inclusion/exclusion of companies and other	5,119	5,433	3,529	143,457
Transfers	(264,823)	21,833	(42,199)	(117,007)

Balance at 12/31/2003	845,618	33,626	5,428	146,951

The balance of €1,052,266 thousand under the “Long-Term Deferred Tax Assets” caption in the accompanying consolidated balance sheet includes tax credits, together with the deferred tax assets reflected in the foregoing table.

The balance of €35,811 thousand under the “Long-Term Deferred Tax Liabilities” caption in the accompanying consolidated balance sheet includes various local taxes and the deferred tax liabilities reflected in the foregoing table.

Telefónica Móviles, S.A.

b) Taxes receivable and payable

The detail of the “Taxes Receivable” and “Taxes Payable” captions as of December 31, 2003 and 2002, is as follows:

	Thousands of Euros
	2003	2002
Taxes receivable:
Indirect taxes refundable	213,936	36,476
Deferred tax assets	33,626	—
Prepaid corporate income tax	27,518	11,632
Tax credit	25,159	36,767
Other	14,839	123,311

Total	315,078	208,186

	Thousands of Euros
	2003	2002
Taxes payable:
Indirect taxes payable	181,907	44,641
Deferred tax liabilities	146,951	126,148
Corporate income tax	24,542	22,231
Social security taxes	11,137	9,090
Personal income tax withholdings	6,314	13,571
Withholdings from income from movable capital	4,253	7,636
Other	19,282	139,627

Total	394,386	362,944

c) Reconciliation of the income/loss per books to the tax base for corporate income tax purposes

The reconciliation of the income/loss per books to the tax base for corporate income tax purposes for 2003 and for 2002 is as follows:

	Thousands of Euros
	2003	2002
Income (Loss) per books	2,477,204	(10,225,649)
Permanent differences	(602,833)	3,577,914
Timing differences	(225,230)	2,009,759
Tax base	1,649,141	(4,637,976)
Gross tax payable	585,428	(1,523,937)
Tax credits and relief	(17,489)	—
Taxes receivable from/payable to Group companies due to taxation on a consolidated basis	567,939	(1,523,937)
Tax effect of timing differences and deferred revenues	75,444	(703,415)
Spanish corporate income tax	643,383	(2,227,352)
Recognition of deferred taxes in consolidation	222,247	27,077
Foreign taxes	24,863	68,376

Total income tax	890,493	(2,131,899)

Telefónica Móviles, S.A.

The tax asset of €1,523,937 thousand recorded in 2002 arose mainly as a result of the decline in value (tax-deductible investment valuation provision) of the European subsidiaries of Telefónica Móviles España awarded the third generation wireless telephony licenses (see Note 1).

The permanent differences arose mainly from the results obtained by the companies located abroad, the amortization of consolidation goodwill and the assets assigned in consolidation and the attributable results of associated companies. These latter two items, which arose in consolidation, do not form part of the individual tax bases resulting from the calculation of the related taxes at each Group company.

The main timing differences arose from the period provisions for bad debts and for the decline in value of property, plant and equipment and the investment valuation provisions which are not deductible for tax purposes in the period.

Also, the Company credited a negative adjustment of €2,137,243 thousand in its corporate income tax settlement for tax year 2002, arising as a result of the transfer in 2002 of certain holdings acquired in prior years the market value of which differs from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. This adjustment was not taken into account for accounting purposes because the stance taken by the tax authorities differs from the Company´s interpretation of this issue.

14) REVENUES AND EXPENSES

a) Net sales and services

The breakdown of the “Net Sales and Services” caption for 2003 and 2002, is as follows:

	Thousands of Euros
	2003	2002
Spain	6,106,989	5,535,110
Brazil	1,145,190	1,065,669
Argentina	238,772	193,564
Peru	151,379	160,955
Mexico	540,018	463,709
Other	426,615	254,295

Total	8,608,964	7,673,302

Telefónica Móviles, S.A.

b) Personnel expenses

The detail of the “Personnel Expenses” caption in 2003 and 2002 is as follows:

	Thousands of Euros
	2003	2002
Wages and salaries	327,843	386,037
Contributions to pension and other funds	9,809	9,040
Employee welfare and other personnel expenses	148,341	144,154

Total	485,993	539,231

The average number of employees of the Telefónica Móviles Group in 2003 and 2002 was 12,384 and 13,520, respectively. The breakdown, by professional category, for 2003 was as follows:

Average Number of Employees
2003
Senior management	17
Executives and supervisors	1,359
Other employees	11,008

Total	12,384

c) Foreign currency transactions

In addition to the operating transactions carried out by the fully consolidated companies in the currencies of their respective countries, there are other foreign currency transactions carried out by the Group which relate mainly to the payment of interest and the repayment of loans, the amounts of which are shown in Note 11.

d) Information by groups of companies

The share in the income/loss for the year of the companies composing the Group in 2003 and 2002 was as follows:

	Thousands of Euros
	2003	2002
Fully consolidated companies	1,688,494	(3,571,241)
Companies accounted for by the equity method	(80,656)	(159,480)

Total	1,607,838	(3,730,721)

Telefónica Móviles, S.A.

The contribution to the Group’s income/loss by the fully consolidated operators in 2003 and 2002 was as follows:

	Thousands of Euros
	2003	2002
Telefónica Móviles España, S.A.	1,856,632	(3,350,288)
Telefónica Mobile Solutions, S.A.	(229)	(12,150)
Group 3G UMTS Holding GmbH	(44,416)	(5,778,960)
Tele Leste Celular Participações, S.A.	(1,634)	(559)
Telefónica Móviles Soluciones y Aplicaciones, S.A.	1,379	476
Telefónica Móviles USA, Inc.	—	(100)
Tele Sudeste Celular Participações, S.A.	16,677	41,694
Celular CRT Participações, S.A.	13,408	21,180
Telesp Celular Participações, S.A.	(46,098)	—
TES Holding, S.A. de C.V.	(12,893)	(12,620)
TCG Holdings, S.A.	(22,071)	(17,386)
Telefónica Móviles Interacciona, S.A.	(22,867)	(185,000)
Telefónica Comunicaciones Personales, S.A.	77,374	(326,066)
3G Mobile AG	(4,055)	(126,293)
3G Mobile Telecommunications GmbH	(6,068)	(164,057)
Telefónica Móviles, S.A.C.	14,381	(3,809)
Telefónica Móviles México, S.A. de C.V. Group	(414,669)	(143,934)
Corporativo del Norte, S.A. de C.V. Group	—	(28,530)
Corporativo Integral de Comunicación, S.A. de C.V.	—	(12,246)
Baja Celular Mexicana, S.A. de C.V.	—	(15,418)
Holding companies and other consolidation adjustments	283,643	6,542,825

Total	1,688,494	(3,571,241)

The “Holding Companies and other Consolidation Adjustments” caption includes mainly the results of Telefónica Móviles, S.A. and the elimination of the variation in investment valuation allowances and intra-Group transactions.

The contribution to the Group’s income/loss by the companies accounted for by the equity method in 2003 and 2002 was as follows:

	Thousands of Euros
	2003	2002
Tele Leste Celular Participações, S.A.	—	(3)
Medi Telecom, S.A.	(38,335)	(55,341)
Mobipay International, S.A.	(2,847)	(4,154)
Mobipay España, S.A.	(765)	(588)
Ipse 2000, S.p.A.	(38,421)	(97,836)
Other	(288)	(1,558)

Total	(80,656)	(159,480)

Telefónica Móviles, S.A.

e) Extraordinary revenues and expenses

The detail of the extraordinary revenues and expenses relating to 2003 and 2002 is as follows:

EXPENSES	Thousands of Euros
	2003	2002
- Expenses for halting of UMTS operations in Europe (see Note 1)	—	2,581,098
- Penalties and fines	1,927	4,701
- Period provision for contingencies and other expenses	—	3,262
- Prior years’ expenses and losses	5,204	4,034
- Severance costs and indemnities	12,357	17,519
- Write-off of goodwill (see Note 8)	—	154,466
- Absorption of minority interests by Telefónica Móviles Interacciona, S.A.	10,539	—
- Insurance claims	48	279
- Other extraordinary expenses	2,421	13,483

Total	32,496	2,778,842

REVENUES	Thousands of Euros
	2003	2002
- Recovery of insurance premiums	2,487	872
- Revenues due to halting of UMTS operations in Europe (see Note 1)	2,468	17,629
- Other extraordinary and prior years’ revenues	4,902	5,605
- Loans forgiven	5,375	—
- Excess pension plan	—	2,690
- Taxes recovered	14,675	46,464
- Other	7,648	7,541

Total	37,555	80,801

15) ADDITIONAL DISCLOSURES

a) Guarantees

The most significant guarantees provided as of December 31, 2003, were as follows:

•	On July 10, 1995, as a result of the final guarantee required for the award of the GSM license, Telefónica Móviles España, S.A. provided a guarantee of €24 million to the Ministry for Development, formerly known as the Ministry of Public Works, Transport and the Environment. In order to transform the certificates authorizing provision of the GSM service into individual type B2 licenses, Telefónica Móviles España, S.A. requested the Secretary of State for Telecommunications and for the Information Society to release the guarantee and this release was authorized by Resolution dated November 28, 2003. The guarantee was effectively released in December, 2003.

•	On July 15, 1998, as a result of the award of the DCS 1800 MHz license, Telefónica Móviles España, S.A. had to provide a final guarantee of €12 million to the Ministry for Development. In order to transform the certificates authorizing provision of the DCS service into individual type B2 licenses, Telefónica Móviles España, S.A. requested the Secretary of State for Telecommunications and for the Information Society to release the guarantee and this release was authorized by Resolution dated November 28, 2003. The guarantee was effectively released in December, 2003.

Telefónica Móviles, S.A.

•	On April 5 and 7, 2000, as a result of the final guarantee required for the award of the UMTS license, Telefónica Móviles España, S.A. provided guarantees totaling €1,100 million to the Ministry for Development. Telefónica Móviles España began negotiations with the Ministry with a view to changing the existing system of guarantees. This process was concluded through a statement issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, which released to Telefónica Móviles España, S.A. the guarantees in force at that date securing the commitments assumed under the UMTS license, after Telefónica Móviles España, S.A. had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In September, Telefónica Móviles España, S.A. cancelled the released guarantees at the respective banks.

•	Telefónica Móviles España, as a stockholder of Medi Telecom, signed a “Stockholders’ Support Agreement” together with Portugal Telecom and the BMCE Group. This commitment requires the signatories to jointly and severally provide up to €210 million of financial assistance to Medi Telecom in the event of noncompliance with financial clauses or a shortfall in funds at Medi Telecom which would prevent it from meeting its debt service obligations. If Medi Telecom reaches a specific level of operating income before depreciation and amortization within a certain period of time and if it fulfills all its obligations under the loan agreement, this financial commitment will automatically be cancelled. As a result of the aforementioned loans and the capital increase subscribed, inter alia, by Telefónica Móviles España, S.A., and the aforementioned commitment between Telefónica Móviles España, Portugal Telecom and the BMCE Group reduced the total amount was reduced to €118.3 million as of December 31, 2003.

•	On September 29, 2003, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica Internacional, S.A. for the obligation of Telefónica Móviles Puerto Rico (a subsidiary of Telefónica Móviles) regarding a loan of €11 million granted by Banco Santander de Puerto Rico which matures on December 31, 2004.

•	On December 23, 2003, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a bridge loan of US$ 61 million granted by ABN AMRO which matures on December 31, 2004.

•	On December 22, 2003, the purchase and sale agreement of the Austrian company 3G Mobile Telecommunications GmbH signed between Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) was executed. As required under the agreement, Telefónica Móviles España arranged a first-call bank guarantee with Mobilkom for up to €1,650 thousand to secure possible tax contingencies. This bank guarantee was issued by Société Générale for Mobilkom on December 22, 2003 for a maximum period of two years. On the same date, Telefónica Móviles, S.A. arranged a counterguarantee for the same amount and period for the issuer bank of the first guarantee.

•	At 2000 year-end, Ipse 2000, S.p.A. acquired a third-generation wireless telephony license (UMTS) for €3,269 million. In accordance with the license terms and conditions, approximately 40% of the amount agreed on will be paid by this company in 10 annual installments through 2010.

Telefónica Móviles, S.A.

•	On December 27, 2002, Telefónica Móviles, S.A. arranged a counterguarantee for Telefónica, S.A., which has in turn been counterguaranteed by Telefónica Móviles España, S.A., so that, subject to certain terms and conditions, Telefónica Móviles S.A. undertakes to settle 91.79% of the amounts Telefónica, S.A. is legally or contractually bound to pay due to the guarantee arranged by Telefónica, S.A. (together with the other strategic stockholders of Ipse 2000, S.p.A.) for certain banks which in turn issued bank guarantees for the Italian authorities to secure the deferred payment for the UMTS license. As of December 31, 2003, the installments payable for the UMTS license amounted to €16,010 thousand and €826,331 thousand were payable for the additional 5 Mhz of spectrum which was awarded to Ipse 2000, S.p.A. by the Italian Government and returned, although this return is still being disputed between Ipse 2000, S.p.A. and the Italian Government.

•	On October 25, 2000, Ipse 2000, S.p.A. concluded an agreement with the Italian railroad company Ferrovie dello Stato, S.p.A., under which Ipse 2000 was granted a number of rights of use of and access to certain sites belonging to this railroad company. Telefónica, S.A. has guaranteed up to €48.2 million of the amounts payable under this agreement. Telefónica Móviles intends to either counterguarantee this guarantee or to transfer it to the Móviles Group in proportion to its ownership interest.

Group management considers that the probability of any liabilities arising from the guarantees provided is remote.

b) Litigation

Telefónica Móviles, S.A. and its Group companies are involved in various lawsuits relating to civil, labor, administrative, tax and antitrust law. The Company considers that it may be reasonably concluded that any adverse outcome of these lawsuits would not have a material effect on the economic and financial position or the solvency of the Group. The lawsuit relating to intellectual property filed against Pegaso, a subsidiary of Telefónica Móviles in Mexico, was resolved in 2003 to the satisfaction of Telefónica Móviles.

c) Alliances

In July 2003, Telefónica Móviles, T-Mobile International, Telecom Italia Mobile (TIM) and Orange signed a joint agreement to cooperate on the formation of a strategic alliance in the wireless telephony industry, which will enable them to offer customers in all the countries in which they operate common products and services of a superior quality, and thus strengthen the partners’ ability to compete in international markets.

d) Environmental matters

The Telefónica Móviles Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. Throughout 2003 it incurred expenses and made investments for scantly significant amounts which were recorded in the consolidated statement of operations and consolidated balance sheet, respectively.

As regards the current systems implemented by the Group to reduce the environmental impact of its plant, systems were brought into service for, inter alia, reducing emissions into the atmosphere, treating and recycling water, measuring effluents, reducing noise and vibrations, etc. The cost of these items was included in the cost of the plant in which they are located.

Telefónica Móviles, S.A.

As regards possible environmental contingencies, there are sufficient internal control mechanisms which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

e) Fees paid to auditors

The fees paid in 2003 and 2002 to the various member firms of the Deloitte & Touche Tohmatsu organization, to which Deloitte & Touche España, S.L., the auditors of Telefónica Móviles consolidated Group, belongs, amounted to €2,947 thousand and €4,011 thousand, respectively.

The detail of the foregoing amount is as follows:

	Thousands of Euros
	2003	2002
Audit of financial statements	1,707	1,614
Other audit services	1,012	508
Work additional to or other than audit services	228	1,889

TOTAL	2,947	4,011

The fees paid to other auditors in 2003 and 2002 amounted to €765 thousand and €381 thousand, respectively, the detail being as follows:

	Thousands of Euros
	2003	2002
Audit of financial statements	106	178
Other audit services	145
Work additional to or other than audit services	514	203

TOTAL	765	381

These fees include the amounts paid to the auditors of the fully and proportionally consolidated Spanish and foreign Telefónica Móviles Group companies. In this connection, the amounts paid in 2003 include €917 thousand relating to 50% of the fees of the proportionally consolidated companies (Deloitte Touche Tohmatsu, €703 thousand; other auditors, €214 thousand).

16) DIRECTORS’ COMPENSATION AND OTHER BENEFITS

a) Directors’ compensation and other benefits

The compensation paid to the Directors of Telefónica Móviles consists of a fixed and defined allocation payable monthly and fees for attendance at the meetings of the Board’s Committees. The executive directors also receive the respective payments for discharging their executive duties.

Telefónica Móviles, S.A.

2003

In 2003 the Directors of Telefónica Móviles received compensation totaling €2,446 thousand, which included €1,294 thousand relating to the fixed allocation, including compensation for serving on the Boards of Directors of other companies of the Telefónica Móviles Group; €79 thousand of fees for attending meetings of the Board’s Committees; €127 thousand for advisory services provided by certain directors; €875 thousand relating to the executive directors’ salaries and variable remuneration; €63 thousand of compensation in kind to the executive directors, which included life insurance, health insurance and housing contributions, and €8 thousand of pension plan contributions made by the Company as the promoter and in favor of the executive directors.

The compensation and benefits received by the Directors in 2003 were as follows:

a) Board of Directors: Fixed allocation received by each director in 2003.

POSITION	Thousands of Euros
Chairman	90

Nominee and independent directors	90

Secretary	90

The Directors do not receive fees of any kind for attending the Board meetings.

b) Other Committees of the Board of Directors: Total fees received by the Directors as a whole for attendance at Advisory and Standing Committee meetings in 2003:

COMMITTEES		Thousands of Euros
Audit and Control (1)	Fees per meeting: €1352.28 Number of meetings: 9	31

Appointments and Compensation	Fees per meeting: €901.51 Number of meetings: 9	28

Standing	Fees per meeting: €901.51 Number of meetings: 3	20

(1)	Although 9 meetings were held, the fees for the last meeting in December 2002 are included. The fees received by the Audit and Control Committee members were established on the basis of the large volume of work and specific duties of these members.

Telefónica Móviles, S.A.

c) Executive Directors: Total amounts received by the Executive Directors under the following headings:

Thousands of Euros
Salaries	634

Variable remuneration	241

Compensation in kind (1)	63

Contributions to pension plans	8

(1)	Includes health insurance, life insurance and housing.

The Executive Directors, as executives of Grupo Móviles, S.A., are beneficiaries of the “MOS Program” options plan described in Note 18.

2002

In 2002 the Directors of Telefónica Móviles received compensation totaling €2,613 thousand, which included €1,104 thousand relating to the fixed allocation, including compensation for serving on the Boards of Directors of other companies of the Telefónica Móviles Group; €54 thousand of fees for attending meetings of the Board’s Committees; €132 thousand for advisory services provided by certain directors; €1,302 thousand relating to the executive directors’ salaries and variable remuneration; €13 thousand of compensation in kind to the executive directors, which included life insurance contributions, and €8 thousand of pension plan contributions made by the Company as the promoter and in favor of the executive directors.

The compensation and benefits received by the Directors in 2002 were as follows:

a) Board of Directors: Fixed allocation received by each director in 2002.

POSITION	Thousands of Euros
Chairman	90

Nominee and independent directors	90

Secretary	90

Telefónica Móviles, S.A.

The Directors do not receive fees of any kind for attending the Board meetings.

b) Other Committees of the Board of Directors: Total fees received by the Directors as a whole for attendance at Advisory and Standing Committee meetings in 2002.

COMMITTEES		Thousands of Euros
Audit and Control	Fees per meeting: €901.51 No. of meetings: 10 (1)	27

Appointments and Compensation	Fees per meeting: €901.51 No. of meetings: 11	27

(1)	Although 10 meetings were held, the amount indicated excludes the fees paid for the meeting of December, which were recorded in 2003.

c) Executive Directors: Total amounts received by the Executive Directors under the following headings:

Thousands of Euros
Salaries	701

Variable remuneration	601

Compensation in kind (1)	13

Contribution to pension plans	8

(1)	Includes health insurance and life insurance.

The Executive Directors, as executives of Grupo Móviles, S.A., are beneficiaries of the “MOS Program” options plan described in Note 18.

b) Detail of holdings in companies with similar activities and performance of similar activities by the Directors for their on account or for the account of others

Pursuant to Article 127 ter.4 of the Spanish Corporations Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to, the activity that constitutes the corporate purpose of Telefónica Móviles, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat.

Telefónica Móviles, S.A.

Shareholder	Investee	Ownership Percentage	Line of Business	Function discharged or Position Held
Antonio Viana Baptista	Telefónica, S.A.	< 0.01%	Telecommunications	Director
Antonio Viana Baptista	Portugal Telecom., SGPS.	< 0.01%	Telecommunications	Director
Antonio Viana Baptista	Telecom Italia	< 0.01%	Telecommunications	None
Antonio Viana Baptista	Hellenic Telecom.	< 0.01%	Telecommunications	None
Antonio Viana Baptista	PT Multimedia	< 0.01%	Internet	None

José María Álvarez-Pallete	Telefónica, S.A.	< 0.01%	Telecommunications	Member of Management Committee
Maximino Carpio García	Telefónica, S.A.	< 0.01%	Telecommunications	Director
José María Más Millet	Telefónica, S.A.	< 0.01%	Telecommunications	None
Javier Echenique Landiribar	Telefónica, S.A.	< 0.01%	Telecommunications	None
Luis Lada Díaz	Telefónica, S.A.	< 0.01%	Telecommunications	Director
Luis Lada Díaz	Sogecable, S.A.	< 0.01%	Television, telecommunications and audiovisual production services	Director
Fernando de Almansa Moreno-Barreda	Telefónica, S.A.	< 0.01%	Telecommunications	Director
Antonio Massanell Lavilla	Telefónica, S.A.	< 0.01%	Telecommunications	Director
Miguel Canalejo Larrainzar	Alcatel España, S.A.	< 0.01%	Manufacture of telecommunications systems	Director

Additionally, in accordance with the aforementioned text, a detail is provided below of the activities engaged in by the directors for their own account or for the account of others and which are identical, similar or complementary to the activity that constitutes the corporate purpose of Telefónica Móviles, S.A.:

Telefónica Móviles, S.A.

Name	Activity Performed	Account on Which Activity Performed	Company through which Activity is Performed	Position Held or Function Discharged at Company through which Service is Provided
Antonio Viana Baptista	Telecommunications	Others	Telefónica, S.A.	Director
Antonio Viana Baptista	Wireline telecommunications	Others	Telefónica Internacional, S.A.	Director
Antonio Viana Baptista	Wireless telecommunications	Others	Telefónica Móviles España, S.A.	Director
Antonio Viana Baptista	Wireline telecommunications	Others	Telefónica de Argentina, S.A.	Director
Antonio Viana Baptista	Wireline telecommunications	Others	Compañía de Telecomunicaciones de Chile, S.A.	Director
Antonio Viana Baptista	Wireline telecommunications	Others	Telecomunicaciones de Sao Paulo, S.,A.	Director
Antonio Viana Baptista	Wireless telecommunications	Others	Brasilcel, N.V.	Director
Antonio Viana Baptista	Telecomunicaciones	Others	Portugal Telecom., SGPS	Director
José María Álvarez-Pallete	Telecomunicaciones	Others	Telefónica, S.A.	Member of Management Committee
José María Álvarez-Pallete	Wireline telecommunications	Others	Telefónica Internacional, S.A.	Chairman Executive Director
José María Álvarez-Pallete	Telecommunications Data	Others	Telefónica Datacorp, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Others	Telefónica de España, S.A.	Director
José María Álvarez-Pallete	Wireless telecommunications	Others	Telefónica Móviles España, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Others	Telefónica de Argentina, S.A.	Director

Telefónica Móviles, S.A.

Name	Activity Performed	Account on Which Activity is Performed	Company through which Activity is Performed	Position Held or Function Discharged at Company through which Service is Provided
José María Álvarez-Pallete	Wireline telecommunications	Others	Telecomunicaciones de Sao Paulo, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Others	Compañía de Telecomunicaciones de Chile, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Others	Compañía de Teléfonos de Chile Transmisiones Regionales, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Others	Telefónica del Perú, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Others	Telefónica Larga Distancia, Inc.	Director
Maximino Carpio García	Telecommunications	Others	Telefónica, S.A.	Director
Maximino Carpio García	Supply of telecommunications systems	Others	Abengoa, S.A.	Member of Advisory Committee
Miguel Canalejo Larrainzar	Manufacture of telecommunications systems	Others	Alcatel España, S.A.	Director
Fernando de Almansa Moreno-Barreda	Telecommunications	Others	Telefónica, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Others	Telefónica de Argentina, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Others	Telecomunicaciones de Sao Paulo, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Others	Telefónica del Perú, S.A.	Director
Luis Lada Díaz	Telecommunications	Others	Telefónica, S.A.	Director
Luis Lada Díaz	Wireless telecommunications	Others	SudesteCel Participações, S.A.	Director
Luis Lada Díaz	Television, telecommunications and audiovisual production services	Others	Sogecable, S.A.	Director
Javier Echenique Landiribar	Wireless telecommunications	Others	Telefónica Móviles México, S.A.	Director
Víctor Goyenechea Fuentes	Wireline telecommunications	Others	Telecomunicaciones de Sao Paulo, S.A.	Director
Antonio Masanell Lavilla	Telecommunications	Others	Telefónica, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Brasilcel, N.V.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Tele Sudeste Celular Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Tele Leste Celular Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Telesp Celular, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Telefónica Brasil Sul Celular Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Iberoleste Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Celular CRT Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	SudesteCel Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Tele Centro Oeste Celular Participações, S.A.	Director

Telefónica Móviles, S.A.

Name	Activity Performed	Account on Which Activity is Performed	Company through which Activity is Performed	Position Held or Function Discharged at Company through which Service is Provided
Fernando Xavier Ferreira	Wireline telecommunications	Others	SP Telecomunicações Holding, Ltda.	Director
Fernando Xavier Ferreira	Wireline telecommunications	Others	Telecomunicações de Sao Paolo, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Teleacre Celular, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Telegoiás Celular, S.A.	Director
Fernando Xavier Ferreira	Telecommunications and Internet access	Others	Tele Centro Oeste IP, S.A.	Director
Fernando Xavier Ferreira	Wireline telecommunications	Others	Telemat, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Telems, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Teleron Celular, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Others	Norte de Brasil Telecom., S.A.	Director
Fernando Xavier Ferreira	Telecommunications Data	Others	Telefónica Data Brasil Holding, S.A.	Director
Fernando Xavier Ferreira	Underwater cable	Others	Aliança Atlántica, B.V.	Director
Fernando Xavier Ferreira	Underwater cable	Others	Emergia Participações, Ltda.	General Manager
Fernando Xavier Ferreira	On-line negotiation, electronic transactions	Others	Mercador, S.A.	Director
Fernando Xavier Ferreira	Factoring	Others	Telefónica Factoring do Brasil, S.A.	Director
Fernando Xavier Ferreira	Business management service	Others	Telefónica Gestao de Servicios Compartilhados do Brasil, Ltda..	Chairman of Control Committee

17) FINANCIAL DERIVATIVES

The Company uses derivatives to hedge interest rate and currency risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2003 and 2002, the total outstanding balance of derivatives transactions arranged to hedge on-balance-sheet exposure to fluctuations in interest and exchange rates amounted to €3,593 million and €3,898 million, respectively. Of these amounts, €729 million related to interest rate risk and €2,864 million to currency risk as of December 31, 2003, and €610 million related to interest rate risk and €3,288 million to currency risk as of December 31, 2002.

Telefónica Móviles, S.A.

The detail, by type and maturity, of the Group’s financial derivatives portfolio as of December 31, 2002, is as follows:

	Amounts in Millions
Type of Risk	Equivalent Value in Euros	GROUP pays		GROUP receives
		Value	Currency	Value	Currency
Euro interest rate swaps:	576
From floating to fixed	391	391	EUR	391	EUR
From fixed to floating	185	185	EUR	185	EUR
Currency interest rate swaps:	34
From floating to fixed	34
MXN/MXN	34	372	MXN	372	MXN
Currency swaps:	2,307
- From floating to fixed	260
EUR/BRL	97	288	BRL	97	EUR
EUR/MAD	34	349	MAD	34	EUR
USD/BRL	40	109	BRL	42	USD
USD/BRL	8	9	USD	31	BRL
USD/PEN	38	141	PEN	40	USD
USD/MXN	43	450	MXN	45	USD
- From floating to floating	1,520
EUR/USD	801	877	EUR	840	USD
USD/MXN	346	3,637	MXN	363	USD
USD/BRL	143	329	BRL	150	USD
EUR/BRL	230	558	BRL	230	EUR
- From fixed to floating	527
USD/BRL	527	1,051	BRL	553	USD
Exchange rate options:	816
- Bought	364
USD/MXN	286	3,139	MXN	300	USD
EUR/BRL	78	98	EUR	288	BRL
- Sold	452
USD/MXN	312	300	USD	3,379	MXN
EUR/BRL	49	121	BRL	49	EUR
USD/BRL	91	150	USD	338	BRL
Currency forward:	165
EUR/USD	93	101	EUR	98	USD
USD/PEN	72	273	PEN	75	USD

Total at 12/31/2002	3,898

Telefónica Móviles, S.A.

	Millions of Euros
Type of Transaction	Amount	Up to 1 Year	From 1 to 3 years	From 3 to 5 years	More than 5 years
With underlying asset (loans):	3,595
In euros	576				576
In foreign currencies	3,019	953	1,312	563	191

Without underlying asset (liability):	303
Exchange rate options	126	126
Currency swaps	177	177

Total at 12/31/2002	3,898	1,256	1,312	563	767

The detail, by type and maturity, of the Group’s financial derivatives portfolio as of December 31, 2003, is as follows:

	Amounts in Millions
Type of Risk	Equivalent Value in Euros	GROUP pays		GROUP receives
		Value	Currency	Value	Currency
Euro interest rate swaps:	525
From floating to fixed	340	340	EUR	340	EUR
From fixed to floating	185	185	EUR	185	EUR
Foreign currency interest rate swaps:	204
From floating to fixed
MXN/MXN	204	2,900	MXN	2,900	MXN
Interest rate swaps:	2,535
- From floating to fixed	196
EUR/BRL	97	288	BRL	97	EUR
EUR/MAD	34	349	MAD	34	EUR
USD/PEN	36	159	PEN	45	USD
USD/MXN	29	372	MXN	36	USD
- From floating to floating	1,237
EUR/USD	243	298	USD	243	EUR
USD/EUR	660	871	EUR	834	USD
USD/MXN	334	4,261	MXN	422	USD
- From fixed to floating	1,102
USD/EUR	168	183	EUR	212	USD
USD/BRL	673	1,941	BRL	849	USD
JPY/BRL	42	152	BRL	5,682	JPY
EUR/BRL	219	541	BRL	219	EUR
Exchange rate options	329
- bought	237
MXN/EUR	237	243	EUR	3,365	MXN
- sold	92
BRL/USD	92	150	USD	338	BRL

Total at 12/31/2003	3,593

Telefónica Móviles, S.A.

	Millions of Euros
Type of Transaction	Amount	Up to 1 Year	From 1 to 3 Years	From 3 to 5 Years	More than 5 Years
With underlying asset (loans):	3,193	844	1,507	797	45
In euros	1,306	123	540	608	35
In foreign currencies	1,887	721	967	189	10
Without underlying asset (liability):	400	396	4	—	—
Exchange rate options	330	330	—	—	—
Currency swaps	70	66	4	—	—

Total at 12/31/2003	3,593	1,240	1,511	797	45

18) OTHER COMMITMENTS

Stock option plan-

On October 26, 2000, the Special Stockholders’ Meeting of Telefónica Móviles, S.A. authorized the establishment of a Telefónica Móviles, S.A. stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company’s obligations to the beneficiaries of the plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issuance of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001, the Annual Stockholders’ Meeting of Telefónica Móviles, S.A. approved the introduction of certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for motivating and building the loyalty of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles, S.A. resolved to implement and design, in conformity with the aforementioned resolutions of the Stockholders’ Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1.	The plan is open to all the executive directors, executives (including general managers, etc.) and employees who on December 1, 2001, were working for companies in which Telefónica Móviles directly or indirectly, during the term of the plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation. Pursuant to this plan, the Board of Directors, based on a report of the Appointments and Compensation Committee, resolved to award options to the new companies which, on joining the Telefónica Móviles Group, fulfilled the aforementioned requirements, and to new

Telefónica Móviles, S.A.

employees of companies already participating in the MOS Program, provided they were hired latest by December 31, 2003. As a result, in 2002 and through December 2003 new beneficiaries were included in the MOS Program. Also in 2003, certain companies were excluded from the MOS Program since they no longer met the requirements for adhesion to the plan.

2.	There are three types of option:

•	Type A options, with an exercise price of €11.

•	Type B options, with an exercise price of €16.5.

•	Type C options, with an exercise price €7.235 euros.

3.	Each beneficiary of the Program will receive an equal number of type A and type B options and a number of type C options equal to the sum of the type A and type B options received.

4.	The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles, S.A. for every 20 options assigned to them.

5.	Each option, regardless of its type, will entitle its holder to receive one share of Telefónica Móviles, S.A.

6.	The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were awarded (January 2, 2002). The first period for exercise began on January 2, 2004.

7.	At the exercise date, the options may be exercised, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A. once the beneficiary has paid the option exercise price, or (ii) by the cashless for cash method.

The first phase of the plan commenced on January 2, 2002. On June 1, 2002, the second phase of the plan commenced and covered the companies and new employees who fulfilled the requirements envisaged in the plan. The second phase ended on December 31, 2003. The number of beneficiaries under the MOS Program totaled 8,434, of whom, one is an executive director, eight are general managers or similar executives of Telefónica Móviles, S.A. As of December 31, 2003, 12,819,072 options had been assigned.

In 2003, 3,991 participants, the holders of 3,573,091 options, were excluded from the plan. The amount paid in 2004 for early exercise of these options to the beneficiaries as a whole was €1,156 thousand.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders’ Meeting on October 26, 2000. Since the capital increase was not subscribed in full, the Company issued 21,445,962 shares of €0.50 par value each, which were fully subscribed and paid by BBVA and La Caixa (50% each).

On September 27, 2001, Telefónica Móviles, S.A. on the one hand, and BBVA and La Caixa on the other, entered into the related share subscription and purchase option agreements under which the two aforementioned financial institutions awarded Telefónica Móviles, S.A. a purchase option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described above.

Telefónica Móviles, S.A.

The implementation of the MOS Program and the capital increase at Telefónica Móviles, S.A. to provide coverage for the plan were notified to the Spanish National Securities Market Commission (CNMV) and published through an abridged prospectus, which was verified and registered in the CNMV’s Official Register on November 2, 2001.

Agreements with Portugal Telecom-

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all the wireless telephony businesses in Brazil and, accordingly, they undertook to contribute their wireless telephony assets in Brazil to a joint venture, subject to the obtainment of the necessary regulatory authorizations, which would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. Also, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulatory and bylaw conditions.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement (see Note 2-c).

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of the capital increases at Brasilcel, N.V., the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company) all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined

Telefónica Móviles, S.A.

on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Agreements for the acquisition of Pegaso-

Under the agreements signed for the acquisition of Pegaso, the Burillo Group is allowed various methods for withdrawal from the Group instrumented through sale option rights on its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group may exercise its sale option right in 2007 or 2008, or when and if its holding in the Company is reduced to below 50% of the original holding. In the event the Burillo Group does not exercise its sale option right, Telefónica Móviles may exercise its purchase option right on the Burillo Group’s shares in the Company. The share purchase price will be based on a valuation of the Company at the date on which the rights are exercised. Under the agreements signed, a portion of the purchase price will be paid in cash, this amount being based on the Burillo Group’s original investment in the Company, plus interest, and net of any cash distributed to the Burillo Group. The remaining portion of the purchase price, if any, will be paid either in cash or in Telefónica Móviles shares, or a combination of both these methods, at the discretion of Telefónica Móviles.

Additionally, the agreement signed between the stockholders grants the Burillo Group certain rights to veto agreements regarding share class conversion, declaration of bankruptcy or suspensión de pagos (a Chapter 11-type insolvency proceeding), dissolution or liquidation, bylaw amendments which might harm the Burillo Group’s rights, and mergers or corporate restructuring processes which deny the Burillo Group the opportunity to maintain a certain ownership percentage.

National long-distance license obtained by GTM.-

Telefónica Móviles S.A. guarantees the commitments assumed by Grupo de Telecomunicaciones Mexicanos S.A de C.V. (“GTM”) to the regulatory body COFETEL for the national long-distance license obtained, up to a maximum amount of 124,154,700 Mexican pesos. At the date of preparation of the consolidated financial statements, no amount had been paid.

19) SUBSEQUENT EVENTS

No significant events occured subsequent to 2003 year-end.

Telefónica Móviles, S.A.

20) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Application of Funds	Thousands of Euros		Source of Funds	Thousands of Euros
	2003	2002		2003	2002
Funds applied in operations	—	—	Funds obtained from operations	3,900,802	3,760,625
Start-up expenses and deferred charges	61,043	62,566	Stockholder contributions
			a) Capital increase	—	20,679
			b) Additional paid-in capital	—	223,740

Fixed asset additions
a) Intangible assets	216,823	504,492
b) Property, plant and equipment	996,842	680,207	Deferred revenues	48,303	50,942
c) Long-term investments	1,054,418	913,754

Deferred tax assets	167,649	1,153,409	Deferred tax liabilities	15,712	7,553

			Long-term debt	1,394,980	1,375,478
Repayment or transfer of long-term debt	2,990,319	691,978	Transfer to long term of short-term debt	120,261	3,376,881

			Sale of long-term investments	83,213	193,107
Dividends	757,846	—

			Fixed asset disposals
			a) Intangible assets	12,128	5,475
			b) Property, plant and equipment	12,489	34,895
			c) Long-term investments	14,318	566

			Increase in working capital due to translation differences	390,585	369,061
Decrease in working capital due to acquisition/contribution of companies	127,683	681,915	Other sources of funds	17,819	—

Total funds applied	6,372,623	4,688,321	Total funds obtained	6,010,610	9,419,002

Funds obtained in excess of funds applied (Increase in working capital)	—	4,730,681	Funds applied in excess of funds obtained (Decrease in working capital)	362,013	—

	6,372,623	9,419,002		6,372,623	9,419,002

Variations in working capital

Increase in working capital	Thousands of Euros		Decrease in working capital	Thousands of Euros
	2003	2002		2003	2002
Inventories	12,525	—	Inventories	—	74,999
Accounts receivable	508,152	—	Accounts receivable	—	516,801
Accounts payable	—	7,234,760	Accounts payable	1,365,515	—
Short-term investments	518,766	—	Short-term investments	—	1,924,864
Cash	—	49,134	Cash	58,626	—
Accrual accounts	22,685	—	Accrual accounts	—	36,549

Total	1,062,128	7,283,894	Total	1,424,141	2,553,213

Variation in working capital	362,013	—	Variation in working capital	—	4,730,681

Total	1,424,141	7,283,894	Total	1,424,141	7,283,894

Telefónica Móviles, S.A.

The reconciliation of the balances of the consolidated statements of operations to the funds obtained from operations is as follows:

	Thousands of euros
	2003	2002
Income (Loss)	1,607,838	(3,730,721)
Loss attributed to minority interests	(21,127)	(4,363,029)
Income of associated companies	80,656	159,480

Add:
Depreciation and amortization expense	1,420,648	1,297,926
Long-term deferred tax assets	161,822	287,921
Amortization of consolidation goodwill	101,703	87,096
Write-down of consolidation goodwill	—	156,550
Write-down of intangible assets, property, plant and equipment and start-up expenses	—	9,474,995
Fixed asset allowances	14,528	—
Provisions for contingencies and expenses	7,198	2,089,473
Loss on the disposal of property, plant and equipment and intangible assets	9,497	11,842
Long-term asset due to taxation on a consolidated basis	1,011,825	—

Less:
Gain on disposal of property, plant and equipment and long-term investments	14,081	—
Long-term deferred tax liabilities	35,623	78,589
Taxes recovered	—	46,464
Provisions for contingencies and expenses	19,336	—
Deferred revenues	60,566	62,458
Long-term asset due to taxation on a consolidated basis	364,180	1,523,397

Funds obtained from operations	3,900,802	3,760,625

21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Telefónica Móviles, S.A.

EXHIBIT I

Subsidiaries and Their Investments	Percentage of Ownership			Consolidation Method	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros )	(Thousands of Euros )
	Direct	Indirect	Móviles Group		Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Brasilcel, N.V.	50.00%	—	50.00%	Proportional	100	3,796,441	1,075	—	1,899,422	—
Joint Venture Strawinskylaan 3105 - 1077ZX - Amsterdan
Tagilo Participaçoes, S.A. (*)
Ownership and intellectual and industrial property Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.	—	100.00%	50.00%	Proportional	96,531	5,514	4,252	(1,235)	—	—
Sudestecel Participaçoes, S.A. (*) Holding company Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.	—	89.50%	44.75%	Proportional	369,927	291	10,536	(7,009)	—	—
Tele Sudeste Celular Participaçoes, S.A. (*)	—	86.19%	41.94%	Proportional	213,436	277,125	45,434	(11,950)	—	—
Holding company Prai de Botafogo 501, 20 andar, parte bela Vista, Sao Paulo
Telerj Celular, S.A. (*)	—	100.00%	41.94%	Proportional	273,078	131,206	33,459	—	—	—
Wireless communications services operator Praia de Botafogo, 501-5º a 8º Andares, Botafogo - Rio de Janeiro Telest Celular, S.A. (*)	—	100.00%	41.94%	Proportional	41,644	18,674	12,329	—	—	—
Wireless communications services operator Avda. Nossa Senhora da Penha 275 - Praia de Santa Helena, Vitoria - Espiritu Santo
Portelcom Fixa, S.A.(*)	—	100.00%	50.00%	Proportional	40,256	(938)	3,405	—	—	—
Holding company Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo
Telefónica Brasil Sul Celular Participaçoes, S.A. (*)	1.12%	96.26%	49.25%	Proportional	160,370	3,569	14,028	(5,171)	525	525
Holding company Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo
Celular CRT Participaçoes, S.A. (*)	—	50.55%	25.08%	Proportional	43,267	180,821	55,642	(15,072)	—	—
Holding company Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Celular CRT, S.A. (*)	—	100.00%	25.08%	Proportional	138,083	67,925	55,534	—	—	—
Wireless communications services operator Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Iberoleste Participaçoes, S.A. (*)	—	100.00%	50.00%	Proportional	130,851	(9,747)	(3,553)	—	—	—
Holding company Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Tele Leste Celular Participaçoes, S.A. (*)	—	27.70%	13.85%	Proportional	83,691	37,713	(12,081)	—	—	—
Holding company Rua Silveria Martins, n 1036, Cabula, Salvador - Bahia
Telebahía Celular, S.A. (*)	—	100.00%	13.85%	Proportional	98,058	10,161	(11,876)	—	—	—
Wireless communications services operator Rua Silveria Martins, n 1036, Cabula, Salvador - Bahia
Telergipe Celular, S.A. (*)	—	100.00%	13.85%	Proportional	9,495	1,643	(488)	—	—	—
Wireless communications services operator Avda. Francisco Porto, 686, 13 de julho - Aracaju, Sergipe
Intertelecom, Ltda. (*)	—	99.99%	49.99%	Proportional	141,262	(20,809)	(5,779)	—	—	—
Holding company Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo

Telefónica Móviles, S.A.

EXHIBIT I

Subsidiaries and Their Investments	Percentage of Ownership			Consolidation Method	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros )	(Thousands of Euros )
	Direct	Indirect	Móviles Group		Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Ptelecom Brasil, S.A. (*)	—	99.99%	49.99%	Proportional	609,564	(398,447)	(9,075)	—	—	—
Holding company Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Portelcom Participaçoes, S.A. (*)	—	100.00%	49.99%	Proportional	970,420	(125,654)	(40,436)	—	—	—
Holding company Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo
Telesp Celular Participaçoes, S.A. (*)	—	65.12%	32.56%	Proportional	1,198,572	(93,248)	(188,580)	—	—	—
Holding company Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo
Telesp Celular, S.A. (*)	—	100.00%	32.56%	Proportional	515,152	155,777	143,364	—	—	—
Holding company Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo
Global Telcom Telecom, S.A. (*)	—	100.00%	32.56%	Proportional	973,170	(582,739)	(126,238)	—	—	—
Wireless services operator Av. Higienópolis, nº 1635, Curitiba, Parana
Tele Centro Oeste Celular Participações, S.A. (*)	—	28.87%	9.40%	Proportional	156,231	215,888	83,428	—	—	—
Holding company telecommunications service operator Sector Comercial Sul, Quadra 2, Bloco C, nº 226, Edif Telebrasilía Celular, 7 andar, Brasilia DF
Telegoiás Celular, S.A. (*)	—	97.14%	9.13%	Proportional	56,324	60,616	27,468	—	—	—
Wireless services operator Rua 136-C, Quadra F-44, nº 150, Setor Sul Goiania, Goias
Telemat Celular, S.A. (*)	—	97.83%	9.20%	Proportional	31,063	36,030	16,636	—	—	—
Wireless services operator Av. Getúlio Vargas, nº 1,300, Centro, Cuibá, Matogrosso
Telems Celular, S.A. (*)	—	98.54%	9.26%	Proportional	27,196	26,340	11,688	—	—	—
Wireless services operator Av. Alfonso Pena, nº 2,386, Ed Dolor de Andrade, Campo Grrande, Matogrosso Do Sul
Teleron Celular, S.A. (*)	—	97.23%	9.14%	Proportional	8,762	7,455	4,200	—	—	—
Wireless services operator Av. Getúlio Vargas, 1941, Porto Velho, Rondonia
Teacre Celular, S.A. (*)	—	98.35%	9.24%	Proportional	4,009	4,801	2,138	—	—	—
Wireless services operator Rua Minas Gerais, nº 64, Ivete Vargas, Rio Branco-Acre
Norte Brasil Telecom, S.A. (*)	—	100.00%	9.40%	Proportional	49,328	4,611	4,076	—	—	—
Wireless services operator Travessa Padre Eutíquio, nº 1,226, Barrio Batista Campos, Belém, Para
Tele Centro Oeste IP, S.A. (*)	—	99.99%	9.40%	Proportional	274	(683)	(992)	—	—	—
Wireless services operator AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia, DF
Telefónica Móviles El Salvador Holding, S.A. de C.V. (*)	100.00%	—	100.00%	Full	124,563	(3,671)	(1,309)	—	136,638	—
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (*)	—	90.30%	90.30%	Full	94,179	(62,499)	(11,881)	—	101,234	—
Provision of wireless communications and international long-distance services
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador

Telefónica Móviles, S.A.

EXHIBIT I

Subsidiaries and Their Investments	Percentage of Ownership			Consolidation Method	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros )	(Thousands of Euros )
	Direct	Indirect	Móviles Group		Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
TCG Holdings, S.A. (*)	100.00%	—	100.00%	Full	206,682	(915)	(404)	—	238,540	—
Holding company
Bulevar Los Próceres 5-56 Zona 10 - Unicentro nivel 11, Ciudad de Guatemala
Telefónica Centroamérica Guatemala, S.A. (*)	—	100.00%	100.00%	Full	201,355	(91,807)	(21,828)	—	201,347	—
Provision of wireless and wireline communications and radio-paging services
Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala
Telescucha, S.A. (*)	—	100.00%	100.00%	Full	2,491	(1,538)	(127)	—	2,491	—
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala
Infraestructura Internacional, S.A.(*)	—	70.00%	70.00%	Full	428	(105)	(41)	—	299	—
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala
Telefónica Móviles España, S.A.U. (*)	100.00%	—	100.00%	Full	423,343	(2,868,328)	1,856,632	—	933,211	—
Provision of wireless communications services
Plaza de la Independencia, 6 - Pta. 5 - 28001 MADRID
Spiral Investment, B.V. (*)	—	100.00%	100.00%	Full	38,535	(132,385)	250	—	42,690	—
Strawinskylaan 3105 - 1077ZX - Amsterdan
3G Mobile AG (*)	—	100.00%	100.00%	Full	35,368	(73,985)	(4,055)	—	90,872	—
MobiPay España, S.A. (*)	—	13.33%	13.33%	EM	15,048	—	(5,746)	—	3,237	1,240
Provision of wireless telephony payment services
Avda. Europa, 20 - Alcobendas - Madrid
Mediaways UK (*)	—	100.00%	100.00%	C	—	—	—	—	—	—
Solivella Investment, B.V. (*)	—	100.00%	100.00%	Full	880,699	(1,497,288)	(55,930)	—	891,787	—
Strawinskylaan 3105 - 1077ZX - Amsterdan
Ipse 2000, S.p.A. (*)	—	45.59%	45.59%	EM	2,150,000	303,872	(2,280,125)	—	1,218,147	79,221
Installation and execution of third-generation wireless communications systems
Piazza dei Capprettari, 70 - Roma
Group 3G UMTS Holding, GmbH (*)	—	57.20%	57.20%	Full	250,025	(10,157,736)	91	—	5,540,061	—
Network development and provision of third-generation communications services
Lilienthalallee, 40 - Munich
Quam, GmbH (*)	—	100.00%	57.20%	Full	250,025	(250,025)	(41,489)	—	—	—
Provision of UMTS services
Munich
Opco Mobile Services GmbH (*)	—	100.00%	57.20%	Full	50	—	—	—	—	—
Provision of UMTS services
Munich
Médi Telecom, S.A. (*)	—	32.18%	32.18%	EM	796,968	(551,745)	(123,793)	—	274,653	38,624
Provision of wireless communications services
Twin Center, Tour A. Angle Bd Zertouni et El Massira El Kadra Casablanca
Gruppo 3G, S.R.L.	—	100.00%	100.00%	C	67	(12)	—	—	103	103
Via Lepetit, 4 - Milán
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (*)	—	38.50%	38.50%	C	13,224	(977)	(5,302)	—	5,091	3,489
Research, development and commercial operation of wireless services and applications.
Avda. Diagonal, 640 - Barcelona

Telefónica Móviles, S.A.

EXHIBIT I

Subsidiaries and Their Investments	Percentage of Ownership			Consolidation Method	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros )	(Thousands of Euros )
	Direct	Indirect	Móviles Group		Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Main Instituto Superior de Tecnología y Empresa, S.L. (*)	—	20.00%	20.00%	C	750	(744)	(37)	—	150	(59)
Educational programs relating to new corporate technologies Españoleto, 19 - Madrid
Telefónica Móviles Interacciona, S.A. (*)	—	100.00%	100.00%	Full	3,997	(56,566)	(22,836)	—	—	—
Advisory services for wireless environment engineering Gran Vía, 28 - 28013 Madrid
Terra Mobile Brasil, Ltd. (*)	—	100.00%	100.00%	Full	5,598	(5,609)	28	—	7,514	—
I.O.Box Deutschland, GmbH (*)	—	100.00%	100.00%	Full	25	(188)	182	—	5,859	—
Simpay	25.00%	—	25.00%	C	—	—	—	—	—	—
Wireless payment systems 62-65 Chandos Place, London WC2N 4LP
Omicron Ceti, S.L. (*)	100.00%	—	100.00%	C	3	—	(1)	—	4	4
Holding company José Abascal, Madrid
Telefónica Móviles Puerto Rico, Inc. (*)	100.00%	—	100.00%	Full	600	10	(95)	—	639	—
Ownership of holdings in Puerto Rican wireless communications operators Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo
Telefónica Móviles USA, Inc.	100.00%	—	100.00%	Full	—	(915)	(83)	—	751	—
Telecommunications advisory services
1221 Brickell Avenue - Miami - Florida
TELCA Gestión, S.A. de C.V.	100.00%	—	100.00%	C	18	—	—	—	24	24
Telecommunications services management and advice 63 Avda. Sur y Alameda Roosevelt, Torre B nivel 10 - San Salvador
MobiPay Internacional, S.A. (*)	36.05%	—	36.05%	EM	32,256	(12,623)	(7,899)	—	12,168	4,230
Provision of wireless telephony payment system services
Telefónica Móviles Perú Holding, S.A.A. (*)	97.97%	—	97.97%	Full	184,003	20,161	14,679	—	254,457	—
Holding company Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles, S.A.C. (*)	—	100.00%	97.97%	Full	196,253	8,128	14,778	—	—	—
Provision of wireless communications services Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles Argentina, S.A. (*)	97.93%	—	97.93%	Full	141,154	(674,641)	56,968	—	495,786	—
Holding company Ing HUergo 723,piso 17-Capital Federal-Argentina
Telefónica Comunicaciones Personales, S.A. (*)	—	100.00%	97.93%	Full	144,580	(677,713)	57,036	—	—	—
Provision of wireless communications services Ing HUergo 723,piso 17-Capital Federal-Argentina
Radio Servicios, S.A. (*)	—	99.99%	97.92%	EM	268	(310)	(4)	—	—	(45)
Inactive Ing HUergo 723,piso 17-Capital Federal-Argentina
Radio Móvil Digital Argentina, S.A. (*)	—	99.99%	97.92%	EM	1,690	(3,209)	(113)	—	—	(1,619)
Telecommunications under SRCE license (trunking) Ing HUergo 723,piso 17-Capital Federal-Argentina
Telefónica de Centroamérica, S.L. (*)	100.00%	—	100.00%	C	500	10	(127)	—	1,326	1,326
Inactive Gran Vía, nº 28, Madrid

Telefónica Móviles, S.A.

EXHIBIT I

	Percentage of Ownership			Consolidation Method	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros )	(Thousands of Euros )
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group		Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Telefónica Móviles Holding Uruguay, S.A. (*)	100.00%	—	100.00%	C	18	(10)	(1)	—	50	50
Inactive Plza de la Independencia 8, planta baja, Montevideo
Telefónica Móviles Uruguay, S.A. (*)	—	100.00%	100.00%	C	19	(10)	(1)	—	—	—
Inactive
Plza de la Independencia 8, planta baja, Montevideo
Paging de Centroamérica, S.A.	100.00%	—	100.00%	C	—	—	—	—	1	1
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala
Telefónica Soporte y Tecnología, S.A.	99.99%	—	99.99%	C	—	—	—	—	1	1
Provision of telecommunications and paging services
Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala
Telefónica Móviles México, S.A. de C.V. (*)	92.00%	—	92.00%	Full	1,483,310	(131,215)	(530,032)	—	998,991	—
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefónica Finanzas México, S.A. de C.V. (*)	—	100.00%	92.00%	Full	52	2,114	4,553	—	—	—
Promotion, constitution, use and operation of and investment in companies’ capital stock
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Baja Celular Mexicana, S.A. de C.V. (*)	—	100.00%	92.00%	Full	99,764	5,266	(20,967)	—	—	—
Provision of cellular telephony services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Baja Celular Servicios Corporativos, S.A. de C.V. (*)	—	100.00%	92.00%	Full	2	517	(45)	—	—	—
Promotion, organization and administration of all kinds of corporations or general partnerships
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Tamcel, S.A. de C.V. (*)	—	99.99%	92.00%	Full	40,242	(6,535)	(12,516)	—	—	—
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Movitel de Noroeste, S.A. de C.V. (*)	—	90.00%	82.80%	Full	14,451	14,090	(15,410)	—	—	—
Provision of cellular telephony services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Movicelular, S.A. de C.V. (*)	—	90.00%	82.80%	Full	4	(223)	9	—	—	—
Technical, administrative, advisory and supervisory services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Moviservicios, S.A. de C.V. (*)	—	90.00%	82.80%	Full	4	427	97	—	—	—
Technical, administrative, advisory and supervisory services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Corporativo Integral de Comunicación, S.A. De C.V.	—	100.00%	92.00%	Full	7,043	(7,666)	(4,873)	—	—	—
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefonía Celular del Norte, S.A. de C.V. (*)	—	100.00%	92.00%	Full	25,627	(44,428)	(23,217)	—	—	—
Provision of cellular telephony services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Todo para Celulares, S.A. de C.V. (*)	—	100.00%	92.00%	Full	—	69	(31)	—	—	—
Manufacture, distribution and retailing of all systems associated with mobile telephones and their accessories
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120

Telefónica Móviles, S.A.

EXHIBIT I

Subsidiaries and Their Investments	Percentage of Ownership			Consolidation Method	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros )	(Thousands of Euros )
	Direct	Indirect	Móviles Group		Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Grupo Corporativo del Norte, S.A. de C.V. (*)	—	100.00%	92.00%	Full	5,272	(5,069)	(15,634)	—	—	—
Acquisition, disposal and custody of securities
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Celular de Telefonía, S.A. de C.V. (*)	—	100.00%	92.00%	Full	12,392	10,833	(59,717)	—	—	—
Provision of cellular telephony services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Soluciones Celulares, S.A. de C.V. (*)	—	100.00%	92.00%	Full	1,857	(486)	(43)	—	—	—
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Enlaces del Norte, S.A. de C.V. (*)	—	94.90%	87.31%	Full	37	1,967	722	—	—	—
Acquisition, disposal and custody of securities
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (*)	—	100.00%	89.61%	Full	10	11,001	2,456	—	—	—
Provision of cellular telephony services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Telecomunicaciones, S.A. de C.V. (*)	—	100.00%	92.00%	Full	743,699	(886,795)	(326,566)	—	—	—
Installation, maintenance and operation of public or private telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (*)	—	100.00%	92.00%	Full	589,384	(821,263)	(304,630)	—	—	—
Provision of cellular telephony services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso PCS, S.A. de C.V. (*)	—	100.00%	92.00%	Full	10,568	(30,986)	(21,149)	—	—	—
Provision of cellular telephony services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Recursos Humanos, S.A. de C.V. (*)	—	100.00%	92.00%	Full	2,320	(2,076)	909	—	—	—
Provision of professional technical services for the deployment of public telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Finanzas, S.A. de C.V. (*)	—	100.00%	92.00%	Full	4	—	—	—	—	—
Obtainment of funding and loans and grant of loans to entities with which it has business relationships
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Finco I, S.A. de C.V. (*)	—	100.00%	92.00%	Full	4	—	—	—	—	—
Operation of public telecommunications networks and of frequency bands
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Activos para Telecomunicación., S.A. de C.V.	—	100.00%	92.00%	Full	—	—	—	—	—	—
Provision of wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telecomunicaciones Punto a Punto Mexico, S.A. de C.V.	—	100.00%	92.00%	Full	—	—	—	—	—	—
Provision of wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefónica Móviles Soluciones y Aplicaciones, S.A. (*)	100.00%	—	100.00%	Full	9,158	532	1,327	—	9,500	—
Other investments	—	N/A	N/A	C	—	—	—	—	1,840	294
Other investments	—	N/A	N/A	EM	—	—	—	—	—	—

(*)	Data obtained from the individual financial statements of these companies as of December 31, 2003. The data relating to companies located outside the eurozone were expressed in euros by translating the capital and reservess at the year-end exchange rates and the income (loss) at the average exchange rates for the year.

Telefónica Móviles, S.A.

Translation of a report originally issued in Spanish.

In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA MÓVILES, S.A.

2003 MANAGEMENT REPORT

2003 witnessed a series of significant events that enabled Telefónica Móviles to end the year with 52 million customers managed, as compared to 41.4 million at 2002 year-end, thereby consolidating its position as one of the leading operators in the industry worldwide and strengthening its leadership position in Spanish- and Portuguese-speaking markets, including most notably:

•	Following the formation of Brasilcel at the end of 2002 – a joint venture which is 50% owned by Telefónica Móviles and Portugal Telecom, which groups together all the assets of both Groups in the wireless telephony business in Brazil - in 2003 28.87% of the total capital stock of the Brazilian wireless telephone company Tele Centro Oeste Celular Participações, S.A. (“TCO”) was acquired by Telesp Celular Participações, S.A.

Also, in the early months of 2003 the launch of VIVO as the unified brand name of the joint venture’s transactions in Brazil was announced, representing a step forward in the company’s unified commercial strategy.

Accordingly, VIVO has become the largest community of wireless telephone customers in Brazil. At 2003 year-end, VIVO had 20.7 million customers, 50% more than in December 2002, with an estimated average market share in its areas of operations of 56.5%, including the key markets of Sao Paulo, Río de Janeiro and Brasilia, and with an extensive lead over its immediate competitors at national level.

•	In Mexico, following the integration of the Pegaso Telecomunicaciones Group into the operations of Telefónica Móviles in the north of Mexico, 2003 was a year of important milestones, from both the commercial and network standpoints. In April, Telefónica Móviles México announced the unification of all its operations under the Telefónica MoviStar brand name, and the new GSM network was deployed in record time, permitting the commercial launch of GSM services in May in the five most important Mexican cities. The efforts made throughout 2003 made it possible to significantly increase the coverage of the GSM network to 96 cities in December 2003, amply surpassing the objectives initially set (46 cities). In addition, progress was made in the expansion of the capillarity of the distribution network, and the number of POS in Mexico almost trebled to over 6,200 with respect to those existing at the beginning of the year. Thus, Telefónica Móviles México has clearly strengthened its competitive position, enabling it to record strong growth in commercial activity in the latter half of the year, and ensuring that in December 2003 it had 3.5 million customers, as compared with the 2.4 million customers with which it ended 2002.

•	Telefónica Móviles, T-Mobile International, Telecom Italia Mobile (TIM) and Orange entered into a strategic alliance enabling them to offer to their customers common products and services of a superior quality, strengthening the partners’ capacity to compete in the various markets in which they have a presence. This alliance intends to obtain income for the current and future customers of its members, and will affect operations on a twofold basis by: i) increasing revenues through the joint development of offers for travelers

Telefónica Móviles, S.A.

(attractive roaming and virtual home environment offers); ii) reducing costs through the standardization of products and services, giving rise to economies of scale that may be transferred to its customers. The alliance will be open to the inclusion as partners of other wireless operators interested in contributing to fostering the various areas included in the agreement.

•	Confirming its commitment to technological leadership, in November 2003 Telefónica Móviles España launched “Oficin@ MoviStar UMTS”, the first precommercial UMTS service to be launched by a wireless operator in Spain in a real commercial setting. The Company distributed among its leading customers the first UMTS PCMCIA cards, with which it is possible to gain access from a laptop computer to the ‘Oficina MoviStar UMTS’ data services–Internet, Intranet and Correo Móvil-, at transmission speeds of 384 kbit/s, even faster than the standard ADSL.

In this regard, Telefónica Móviles ratifies the commitment acquired with the Spanish government, establishing the last quarter of 2003 for the precommercial launch of the first UMTS services and 2004 for the marketing of the 3G services, subject to availability of handsets. At the end of 2003, Telefónica Móviles España had UMTS coverage in the 52 Spanish capital towns and 1,100 UMTS base stations.

•	Also, in 2003 Telefónica Móviles España launched a new range of services based on wireless access to Internet content developed using i-mode™ technology, together with the marketing of a new range of handsets that include direct access to the service. With these initiatives, Telefónica Móviles has taken a further step in its firm commitment to lead the development of technological innovation in Spain.

Also, another series of events arose which, in view of their significance, should be highlighted:

•	In line with the Company’s announced change in dividend policy, the Shareholders’ Meeting of Telefónica Móviles, at its meeting held on April 1, 2003, approved the distribution of a dividend for a gross amount of €0.175 per share, with a charge to voluntary reserves (“Additional Paid-in Capital” caption). This dividend was paid on June 18, 2003.

•	Also, in line with the policy of maximum transparency and the application of the Code of Best Practice and the recommendations of the so-called ‘Aldama Report’, the Shareholders’ Meeting approved the modification of the compensation mechanism of the Board of Directors, which attributes to the Shareholders’ Meeting the power to establish the maximum amount to be received by such Board.

The 2002 statement of operations below refers to pro forma data (“pro forma financial statements”). To avoid distortions that may give rise to an increase of Telefónica Móviles’s holding in Tele Leste Celular Participações, acquired in the second quarter of 2002, this company was fully consolidated effective January 1, 2002. Through the final quarter of 2001 Tele Leste Celular Participações was being accounted for by the equity method.

The financial statements of the Telefónica Móviles Group do not include the wireless operators managed by Telefónica Móviles in Chile and Puerto Rico.

Telefónica Móviles, S.A.

With respect to the changes in the scope of consolidation in the last two years, it should be taken into account that:

In 2002:

•	The investment of Telefónica Móviles in the capital stock of the Pegaso Telecomunicaciones Group, acquired on September 10, 2002, was fully consolidated in the consolidated results of Telefónica Móviles.

•	On December 27, 2002, the joint venture Brasilcel was jointly formed with Portugal Telecom, through the contribution of all holdings that both groups owned, directly and indirectly, in the wireless communication operators in Brazil,–Tele Sudeste Celular Participações, CRT Celular and Tele Leste Celular Participações, owned by Telefónica Móviles, and Telesp Celular Participações and an additional holding in CRT Celular owned by Portugal Telecom–. From that date, Brasilcel, and by the same token, the companies contributed by both groups, were proportionally consolidated in the financial statements. The contribution to Brasilcel of the holdings did not have a significant effect on results in 2002 in view of the date on which the transaction was performed.

In 2003:

•	Following the agreement reached with Terra Lycos in the first quarter of 2003 on the restructuring of Terra Mobile, Telefónica Móviles fully consolidated this company in its financial statements. The company was being fully consolidated in the financial statements since September 2001.

•	Following the acquisition of 61.10% of common shares with a voting right- which represents 20.37% of total capital stock- of Tele Centro Oeste Celular Participaçoes, S.A. (“TCO”) by Telesp Celular Participaçoes, S.A., this company was fully consolidated from May 1, 2003 in the consolidated financial statements of Brasilcel. At year-end Telesp Celular Participaçoes, S.A.’s investment in TCO was 28.87%.

•	In June the sale took place of all of Telefónica Mobile Solutions, S.A.’s shares to TS Telefónica Sistemas, S.A., a Telefónica Group company, effective March 31, 2003, and, accordingly, as of that date it ceased to be included in the scope of consolidation of the Telefónica Móviles Group.

•	In July 2003 Medi Telecom performed a capital increase through which Telefónica Móviles increased its holding to 32.18%.

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES, S.A. STATEMENT OF OPERATIONS

(Data expressed in millions of euros)	Actual December 2003	Pro Forma December 2002	Variation %
Operating revenues	10,070.3	9,139.8	10.2
Other revenues	152.4	91.1	67.3

TOTAL REVENUES	10,222.7	9,230.9	10.7

Purchases and procurements	(2,592.5)	(2,406.0)	7.8
Personnel expenses	(486.0)	(546.4)	(11.1)
Variation in provisions	(99.3)	(130.2)	(23.8)
Other operating expenses	(2,582.0)	(2,412.4)	7.0

TOTAL EXPENSES	(5,759.8)	(5,495.0)	4.8

EBITDA(1)	4,462.9	3,735.9	19.5
% EBITDA as a percentage of operating revenues	44.3%	40.9%	3.4p.p.

Depreciation and amortization expense	(1,420.6)	(1,316.4)	7.9

OPERATING INCOME	3,042.2	2,419.5	25.7

Financial loss and other	(560.5)	(562.8)	(0.4)
Extraordinary loss	(4.5)	(12,075.9)	n.s.

INCOME (LOSS) BEFORE TAXES	2,477.2	(10,219.2)	c.s.

Corporate income tax	(890.6)	2,130.8	c.s.
Income (Loss) attributed to minority interests	21.2	4,364.0	n.s.

NET INCOME (LOSS) FOR THE YEAR	1,607.8	(3,724.4)	c.s.

(1)	EBITDA: Operating income before depreciation and amortization.

a) Operating revenues

(Data expressed in millions of euros)	2003	2002	Variation %
Spain	7,495.5	6,770.0	10.7

Latin America	2,568.9	2,291.4	12.1

Remainder and intergroup eliminations	5.9	78.4	(92.4)

TOTAL	10,070.3	9,139.8	10.2

Consolidated operating revenues amounted to €10,070.3 million, up 10.2% on 2002. Assuming constant exchange rates and excluding the impact of the acquisition of TCO, revenues would have increased by 14.1%.

The growth in consolidated revenues has been boosted mainly by the expansion of the customer base. Accordingly, in the whole of 2003, Telefónica Móviles increased by more than 10.5 million customers the number of active customers managed, representing an annual increase of over 25% (15.8% excluding TCO). Telefónica Móviles ended 2003 with

Telefónica Móviles, S.A.

more 52 million customers managed. The increase in the customer base and the increased traffic through the networks of the Group’s operators generated service revenues amounting to €8,872 million in 2003, an annual increase of 8.5%.

•	Operating revenues in Spain: Operating revenues in Spain rose by 10.7%, fostered by the 6.8% increase in the number of customers and the 3.7% rise in the average revenue per customer per month (ARPU). The voice ARPU grew by 3.0% due to the rise in outgoing traffic. The data ARPU increased by 8.8% based on the growth in GPRS services (connectivity with Internet and Intranet access, WAP, content, alerts, downloading of games and applications).

•	Operating revenues in Latin America: Operating revenues in Latin America represented 26% of consolidated revenues, with year-on-year growth in euros of 12.1%. The sharp growth in revenues in Brazil and Mexico due to the increase in the number of customers and the changes in the scope of consolidation, is partially offset by the adverse effect of exchange rates. Disregarding the latter effect and the inclusion in the scope of consolidation of TCO, revenues would have increased by 27.7% in 2003.

The evolution of the main operating expenses, distributed by main operation areas, was as follows:

b) Procurements

Procurements, which included mainly the purchase of handsets and interconnection, were up 7.8% to €2,592.5 million in 2003, as compared with €2,406.0 million in 2002. In 2003, procurements represented 25.7% of operating revenues, 0.6 p.p. down on the 26.3% recorded in 2002.

•	Operations in Spain: Total procurement expenses increased by 11.8%, from €1,610 million in 2002 to €1,799 million in 2003, due to the increase in commercial activity and in outgoing traffic to other networks, generating a rise in interconnection expenses despite the reduction in interconnection rates. However, procurements as a percentage of operating revenues in Spain increased by only 0.2 p.p., rising to 24% in 2003 as compared with 23.8% in 2002.

•	Operations in Latin America: These expenses amounted to €788 million in 2003, as compared to €705 million in 2002. This growth is due to the above-mentioned changes in the scope of consolidation, and to the increase in commercial activity especially in Brazil, Mexico and Argentina. However, procurements as a percentage of operating revenues in Latin America fell slightly to 30.7% in 2003, as compared with 30.8% in 2002.

Telefónica Móviles, S.A.

c) Personnel expenses

The labor force of the companies fully or proportionally consolidated in the consolidated financial statements of the Telefónica Móviles Group comprised 12,250 employees at the end of 2003, down 4.8% on the 2002 year-end figure, despite the changes in the scope of consolidation.

Personnel expenses fell 11%, from €546.4 million in 2002 to €486 million in 2003; in 2003 personnel expenses represented 4.8% of operating revenues as opposed to 6% in 2002.

•	Operations in Spain: 49% of the Telefónica Móviles Group’s personnel expenses were incurred in Spain. These expenses rose 4.9%, from €227 million in 2002 to €238 million in 2003, due to the 1.6% increase in the labor force. These personnel expenses represent 3.2% of operating revenues in Spain, placing them among the most efficient operators in the industry.

•	Operations in Latin America: The operations in Latin America of the Telefónica Móviles Group generated 39.2% of personnel expenses, therefore remaining stable with respect to 2002 (€190.4 million in 2003 and 2002), despite the changes in the scope of consolidation.

d) Other operating expenses

The balance of this caption, which comprises the outside services relating to commercial activity rose 7%, from €2,412.4 million in 2002 to €2,582.2 million in 2003; other operating expenses as a percentage of operating revenues decreased to 25.6% in 2003, as compared with the 26.4% recorded in 2002.

•	Operations in Spain: Operations in Spain gave rise to 60.3% of other operating expenses in 2003, rising by 6.3% in line with increased commercial activity, from €1,465 million in 2002 to €1,557 million in 2003. Analyzed as a proportion of operating revenues in Spain, these expenses fell from 21.6% in 2002 to 20.8% in 2003.

•	Operations in Latin America: Operations in Latin America incurred 38.8% of total expenses under this caption. These expenses amounted to €1,001 million in 2003 as compared with €768 million in 2002. Considered as a percentage of operating revenues in Latin America, these expenses rose from 33.5% in 2002 to 39% in 2003, due to changes in the scope of consolidation and increased commercial activity in Brazil, Mexico and Argentina.

Telefónica Móviles, S.A.

d) EBITDA

(Data expressed in millions of euros)	2003	2002	Variation %
Spain	3,940.8	3,490.3	12.9

Latin America	579.1	592.9	(2.3)

Remainder and intergroup eliminations	(57.0)	(347.4)	(83.6)

TOTAL	4,462.9	3,735.9	19.5

EBITDA rose 19.5%, from €3,736 million in 2002 to €4,463 million in 2003. Disregarding the exchange rate effect and the inclusion of TCO in the scope of consolidation, the annual growth of consolidated EBITDA would have amounted to 20.6%. The consolidated EBITDA margin amounts to 44.3% as compared with 40.9% recorded in 2002.

•	Operations in Spain: Operations in Spain represented 88% of the Telefónica Móviles Group’s EBITDA in 2003, up 12.9% with respect to 2002. In percentage terms, the EBITDA margin as a proportion of operating revenues was 52.6% in 2003, up on the 51.6% recorded in 2002. Telefónica Móviles España maintains the EBITDA growth trend by client and month, which reached €17.4 million in December 2003, representing an increase of 5.4% with respect to December 2002.

•	Operations in Latin America: The EBITDA arising from operations in Latin America fell 2.3% in euros and represents 13% of the Telefónica Móviles Group’s EBITDA in 2003. The growth of the negative EBITDA in Mexico, due to the sharp growth in commercial activity and the adverse impact of exchange rates, is substantially offset by the increase in EBITDA in Brazil and Argentina. Assuming constant exchange rates and excluding the inclusion of TCO in the scope of consolidation, EBITDA would have been 4.7% higher than in December 2002. The EBITDA margin as a percentage of operating revenues amounted to 22.5% in 2003, as compared to 25.9% in 2002.

e) Financial loss:

The results of the companies accounted for by the equity method, amortization of consolidation goodwill and financial loss are included under the “Financial Loss” caption. This caption remained stable as compared to 2002, highlighting:

•	reduced losses at companies accounted for by the equity method, down 49.4% on 2002, mainly due to the 60% fall in losses attributable to the Móviles Group relating to its holding in IPSE 2002 (€35 million) and improved results of Médi Telecom, which reduced its losses by 30% (€38 million attributable to the Móviles Group).

•	The increase in the amortization of consolidation goodwill with respect to 2002, arising mainly from the aforementioned changes in the scope of consolidation.

•	Financial loss increased by 19.6% as compared with 2002 as a result of inclusions in the scope of consolidation.

Telefónica Móviles, S.A.

e) Extraordinary loss

Extraordinary loss in 2002 is due to the write down of UMTS assets at European operators outside Spain and the restructuring costs of these companies.

No significant items were recorded in 2003.

f) Corporate income tax

2002 corporate income tax relates mainly to the taxable income arising from the write down of UMTS assets at European subsidiaries.

In 2003 the corporate income tax expense amounted to €890.6 million, although most of the expenses do not represent a cash disbursement since they were offset against tax assets earned in the previous year.

g) Net debt:

The Telefónica Móviles Group’s consolidated net debt amounts to €5,087 million, down 26.9% with respect to December 2002, due mainly to the significant internal cash generation.

e) Investment:

Investment amounted to €1,214 million in 2003, up 32% on 2002. This growth is due to the deployment of the GSM network in Mexico, which gave rise to investments of €483 million. In the remaining countries of operation, investment practically remained stable with respect to 2002.

Investment in Spain was aimed principally at increasing the capacity of the GSM and GPRS networks and the continuation of the deployment of the UMTS network. In Brazil, VIVO earmarked a portion of its investment to implementing the Internet Móvil High Speed service with its CDMA 1xRTT (2.5G) network.

In another respect, noteworthy were the resources given over to R+D activities by the Telefónica Móviles Group, amounting to €190 million, significantly up on 2002.

TREASURY STOCK.

The Company performed no transactions involving treasury stock in 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: March 18, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel